

AptarGroup

2001 Annual Report

the end is where we begin

APR 3 2002

PROCESSED
APR 1 1 2002
THOMSON
FINANCIAL

AptarGroup produces billions of dispensing systems each year that are used by end consumers around the world. Effective and accurate. Designed and built with the latest technology and the best materials available. From pharmaceutical to fragrance, food to personal care, we are making life easier for end consumers by building convenience into the products they use everyday. We start with the people whose lives we want to improve on a daily basis. At AptarGroup, the end is where we begin.

the end consumer

Who are they? You, your family, your neighbors, your co-workers, the people you walk past on a crowded street, the children you see at the playground, the people you sit next to in your favorite restaurant, the person next to you in the checkout line... Everyday people in everyday life all around the world. What do they want? Convenience. Dependability. An experience that is simple, effective and makes life a little bit easier. One they will return for again and again.





7A
KODAK 5063 TX
8
13
8A
KODAK 5063 TX
9
14
9A
KODAK 5063 TX
10
15
10A
KODAK 5063





12A
KODAK 5063 TX
13
18
13A
KODAK 5063 TX
14
19
14A
KODAK 5063 TX
15
20
KODAK 506





17A
KODAK 5063 TX
18
23
18A
KODAK 5063 TX
19
24
19A
KODAK 5063 TX
20
25
KODAK 506





22A
KODAK 5063 TX
23
28
23A
KODAK 5063 TX
24
29
24A
KODAK 5063 TX
25
30
KODAK 50





27A
KODAK 5063 TX
28
33
28A
KODAK 5063 TX
29
34
29A
KODAK 5063 TX
30
35
KODAK 5











3A 4 4A 5 5A 6 6A
DAK 5063 TX 9 KODAK 5063 TX 10 KODAK 5063 TX 11 KODAK 5063 TX







8A 9 9A 10 10A 11 11A
DAK 5063 TX 14 KODAK 5063 TX 15 KODAK 5063 TX 16 KODAK 5063 TX






13A 14 14A 15 15A 16 16A
DAK 5063 TX 19 KODAK 5063 TX 20 KODAK 5063 TX 21 KODAK 5063 TX






18A 19 19A 20 20A 21 21A
DAK 5063 TX 24 KODAK 5063 TX 25 KODAK 5063 TX 26 KODAK 5063 TX






23A 24 24A 25 25A 26 26A
DAK 5063 TX 29 KODAK 5063 TX 30 KODAK 5063 TX 31 KODAK 5063 TX



































8A 9 9A 10 10A 11 11A
5063 TX 14 KODAK 5063 TX 15 KODAK 5063 TX 16 KODAK 5063 TX




13A 14 14A 15 15A 16 16A
5063 TX 19 KODAK 5063 TX 20 KODAK 5063 TX 21 KODAK 5063 TX




18A 19 19A 20 20A 21 21A
5063 TX 24 KODAK 5063 TX 25 KODAK 5063 TX 26 KODAK 5063 TX




23A 24 24A 25 25A 26 26A
5063 TX 29 KODAK 5063 TX 30 KODAK 5063 TX 31 KODAK 5063 TX




28A 29 29A 30 30A 31 31A
5063 TX 34 KODAK 5063 TX 35 KODAK 5063 TX 36 KODAK 5063 TX





the end product

They are next to your sink, on your dresser, out in the garage, behind the milk, in your pocket, next to your toothbrush... Our dispensing systems are on the products you use each day. They are in your home right now, providing convenience in your life.


Clean & Smooth
SUPER SIZE
Refill


La Lechera

SynPower
Carb
Choke &

bebe



SCOTCH
GARD
PROTECTOR



bien-être

Anti-Bacterial
Soft Scrub
Bleach


Teraxyl

NIVEA








D&G

treat!
SETS HARD IN SECONDS
99p





JACK DANIEL'S
Grilling Sauce


Caress


RUST-OLEUM
SEMI-GLOSS
PROTECTIVE
ENAMEL



57
HEINZ
TOMATO
KETCHUP


L'ORÉAL
ELSÈVE











Mots d'enfants





NEW
Lysol

new
Branston
Smooth


Sanex
ALTA
TOLERANCIA




PAM





Bb
kms
bio



Easy
KRAFT
NOUVEAU
Facile à
GREY
Ranch
57
HEINZ



Tetrilin
Butorpha
Tartrate
Nasal Spr
10 mg/mL
For Nasal Use
FLIXONASE


OTCH-
GARD
ROTECTOR
FABRIC & UPHOLSTERY
pels Spills & Stains
3M
Renuzit
KILLS 99.9%
NEW SCENT!
Lysol
DISINFECTANT
ANTIBACTERIAL ACTION
KILLS VIRUSES, BACTERIA, MOLD AND MILDEW
ELIMINATES ODORS
NEU!
tarax
WC-REINIGER
KRAFT-GEL


Vaseline
New!
Caress
Silkening
Body Lotion
REVLON
AGE

150 SOFT
Grill & Glaze
PAM
lune de Miel



Oil-Free
Acne Wash
Neutrogena




Aveeno.

L'OREAL




Persavon
Pomme

deep

PUR

Sundae Syrup



fenjal


NIVEA
MEN
ΑΦΡΟΣ


GREY
POUPON
Dijon

NIVEA

Adelholzener


Girl's
Garden



bebe

NEW
JET-DRY


DIESEL


Sun
Light


kms








Hidden Valley
Ranch


ACTIVE


Brookfield


Renuzit


Timotei



lune
de miel


Aveeno

the end

result

Stylish, effective, convenient
dispensing systems that add value
to our customers' products.

Making your life better.





SimpliSqueeze® Dispensing Closure Dairy Creamer







Cosmetic Lotion Pump　　Skin Softening Lotion

Metered Dose Valve

Air Freshener









Nasal Pump

Decongestant





Metered Dose Valve

Asthma Medication



Aerosol Valve Accessory

Shaving Foam






NIVEA
MEN
ΞΥΡΙΣΜΑΤΟΣ
ΑΦΡΟΣ
SHAVING FOAM
Απαλό ξύρισμα
και προστασία





Spray Pump

Perfume


My
Bubble



Lotion/Soap Dispenser

Body Wash



the end of year reporting

Financial Highlights

(In millions, except per share amounts)	2001	2000
Net Sales	$ 892.0	$ 883.5
Operating Income[1]	101.9	113.9
Net Income	58.8	64.7
Earnings Per Share		
Basic	$ 1.64	$ 1.80
Diluted	1.61	1.78
Dividends Declared Per Share	$ .22	$ .20
Return On Equity[2]	13%	15%
Share Price		
High	$ 37.21	$ 30.13
Low	26.44	19.38
Close	35.03	29.38

(1) 2001 Operating Income includes Strategic Initiative charges of $9.6 million.
(2) Calculated based upon Net Income and average quarter-end equity.

SALES BY MARKET 2001



Fragrance/Cosmetic	32%
Personal Care	31%
Pharmaceutical	22%
Household	9%
Food/Beverage & Other	6%

SALES BY PRODUCT 2001



Pumps	62%
Dispensing Closures	22%
Aerosol Valves	14%
Other	2%

NET SALES



OPERATING INCOME



(1) 2001 Operating Income includes Strategic Initiative charges of $9.6 million.

Letter to Our Shareholders

The AptarGroup family of companies provides the world's most sophisticated solutions for the delivery of fragrance/cosmetic, personal care, pharmaceutical, household, and food and beverage products to the consumers that rely on them...you. As the leader in the worldwide dispensing systems industry, the company possesses more than half a century of experience and a wealth of proprietary knowledge in the ever-changing world of consumer packaging. Our expertise...building convenience into the end package...is where our business begins.

When it comes to delivering for our shareholders, 2001 demonstrated that sound management can help mitigate the effects of adverse business conditions. After a strong first half, softness in our two largest markets, fragrance/cosmetic and personal care, caused by a difficult economic climate

throughout much of the world and the September 11 terrorist attacks, had a significant impact on our results. But the diversity of our products and markets, combined with management's focus on cost reduction, enabled us to achieve our 36th consecutive year of sales growth, as well as earnings equal to the previous year, excluding unusual charges.

For the year ended December 31, 2001, Core Sales (excluding changes in foreign currency exchange rates) increased approximately 3 percent from the prior year. Reported sales for the year rose 1 percent to a record $892 million from $883.5 million in the prior year. Net income for the year, before the impact of a Strategic Initiative announced in 2001 to consolidate production of base cartridges for personal care and fragrance/cosmetic pumps sold to mass market customers, was $64.8 million, compared to $64.7 million in the prior year. Diluted earnings per share of $1.78, excluding Strategic Initiative charges, were equal to the prior year. For the year, we recorded pre-tax charges of $9.6 million related to the Strategic Initiative. Net income reported, including the Strategic Initiative's effect, was $58.8 million, or $1.61 per share (diluted).

Strong Beginning to 2001

The outlook for our business at the beginning of 2001 was upbeat, as the fragrance/cosmetic industry, our largest market, came off a strong finish in 2000, a trend that continued into the first half. Strong sales of our products to the personal care market in Europe partially offset weak sales to this same market in the U.S. In addition, while the pharmaceutical market grew moderately, the food market, a major area of opportunity for us, showed strength.

The Strategic Initiative that we announced during the first half of 2001 was designed to enhance customer service, reduce costs and improve the efficiency of operations that produce pumps for mass market fragrance/cosmetic and personal care customers by consolidating manufacturing capacities for the base cartridges, which are standard internal components used in these products. Customer service will be enhanced by reducing lead times and completing customized finishing on a local basis. This initiative will also provide an efficient platform to continue to deliver the Company's pump products in emerging markets worldwide.

When completed, total expenses of this initiative are expected to be approximately $10 million (pre-tax), including non-recurring cash outlays of $3 million primarily relating to a net labor reduction of 100 people and non-recurring non-cash charges of approximately $7 million relating to plant and equipment write-offs and accelerated depreciation. Annual savings of approximately $5 million are expected once the project is completed at the end of 2002.

Year-end Downturn

The second half began as expected, with some slowdown in demand from the strong levels seen earlier for our fragrance/cosmetic dispensing systems, while orders for our pharmaceutical systems remained strong. But after the tragic events of September 11th, our order books and outlook changed dramatically as many of our customers reacted with order cancellations or delays.

It soon became apparent that consumer spending patterns had been temporarily altered. For example, the negative impact on duty-free sales caused by the dramatic downturn in air travel and an expected soft holiday shopping season, resulted in an abrupt decline in demand for our fragrance/cosmetic pumps. In addition, many of our personal care customers reduced orders to

tightly manage inventory levels. On a positive note, sales of our pharmaceutical dispensing systems continued to improve, becoming a source of strength at the end of the year. During the second half of the year, we added capacity in the U.S. for our pharmaceutical dispensing systems to better serve this vital growing market. We expect that this added capacity will come on-stream towards the end of 2002.

All things considered, finishing the year with record sales and with earnings equal to the previous year, before Strategic Initiative charges, demonstrates that our business strategy remains effective. The diversity of our products, markets and geographic presence helped us to maintain a stable performance level.

Ongoing Innovation

Throughout the challenging second half of 2001, we maintained our research and development efforts and our customers remained engaged in high levels of new project activity. Consumers, more than ever, are demanding safety, convenience and style in their daily lives, and consumer product marketers are vying for market share against tough competition as they strive to meet these demands. Our unique dispensing solutions offer marketers the differentiation they need to win market share and establish consumer loyalty.

At this time a year ago, I stated that new products would continue to drive our success, and in 2001 we introduced several important ones. Clic and Dream®, our revolutionary new fragrance sampling system, continues to draw attention and penetrate the market. The thin blister pack system dispenses a spray, enabling consumers to experience a fragrance with a natural spray application while providing ample advertising space on the exterior of the package. Also during 2001, our SimpliSqueeze® valved dispensing technology continued

to expand into new market categories such as toothpaste, dairy creamers and non-carbonated beverages. Other recent new dispensing systems include our preservative-free pharmaceutical nasal pump, our personal care upside-down spray pump and an expanded line of value-added aerosol valve accessories.

These introductions reinforce our reputation for innovation...innovation that the world's leading marketers in turn use to benefit the consumers who rely on their products...while paving the way for additional success in 2002 and beyond.

Board of Directors

Also contributing to our future success will be two directors who were elected to our Board in May 2001. We welcomed to the Board Alain Chevassus, President of COSFIBEL, a flexible plastic packaging company, and Stephen Hagge, Executive Vice President, CFO and Secretary of AptarGroup. Alfred Pilz and Robert Barrows, who were members of the Board, did not stand for election in 2001 in order to devote more time to personal interests. Their guidance and counsel have been appreciated and will be missed.

Gradual Improvement In 2002

Due to our strong balance sheet, a highly active pipeline of new projects, and significant cost-reduction measures, our business fundamentals remain sound despite the disruptions of the second half of 2001 and a continued uncertain economic outlook. We expect the positive trend in the pharmaceutical market to continue into 2002. For our other markets, the first half of the year could continue with uncertain consumer demand, but we believe that there will be a gradual yet ongoing improvement throughout the year.

With cautious optimism, we anticipate double-digit earnings growth over 2001, on a comparable basis. While we will continue our cost-reduction efforts throughout the year, including the completion of our Strategic Initiative, our long-term focus will remain steadfast. We will keep striving to be the most innovative company in our field, enabling our products, and the employees who make them, to have a beneficial impact on the lives of end consumers around the world, while we continue to enhance our record of success in delivering shareholder value.



Carl A. Siebel

President and Chief Executive Officer
February 13, 2002



Carl A. Siebel
President and
Chief Executive Officer

Stephen J. Hagge
Executive Vice President and
Chief Financial Officer

Peter H. Pfeiffer
Vice Chairman
of the Board

Financial Table of Contents

52 : Consolidated Balance Sheets
54 : Consolidated Statements of Income
55 : Consolidated Statements of Cash Flows
56 : Consolidated Statements of Changes in Equity
58 : Notes to Consolidated Financial Statements
81 : Report of Independent Accountants
82 : Management's Responsibility for Financial Statements
83 : Five Year Summary of Selected Financial Data
84 : Management's Discussion and Analysis
96 : Divisions and Subsidiaries
99 : Officers, Directors and Board Committees
101 : Corporate Information

CONSOLIDATED BALANCE SHEETS

(In thousands, except per share amounts)

December 31,	2001	2000
ASSETS		
CURRENT ASSETS:		
Cash and equivalents	$ 48,013	$ 55,559
Accounts and notes receivable, less allowance for doubtful accounts of $7,366 in 2001 and $6,927 in 2000	185,131	210,794
Inventories	120,531	121,522
Prepayments and other	21,240	19,674
	374,915	407,549
PROPERTY, PLANT AND EQUIPMENT:		
Buildings and improvements	127,017	108,905
Machinery and equipment	690,882	665,991
	817,899	774,896
Less: Accumulated depreciation	(441,829)	(402,412)
	376,070	372,484
Land	5,032	4,949
	381,102	377,433
OTHER ASSETS:		
Investments in affiliates	9,894	11,127
Goodwill, less accumulated amortization of $16,332 in 2001 and $13,093 in 2000	122,569	127,754
Miscellaneous	26,847	28,376
	159,310	167,257
TOTAL ASSETS	$ 915,327	$ 952,239

See accompanying notes to consolidated financial statements.

CONSOLIDATED BALANCE SHEETS

(In thousands, except per share amounts)

December 31,	2001	2000
LIABILITIES AND STOCKHOLDERS' EQUITY		
CURRENT LIABILITIES:		
Notes payable	$ –	$ 29,248
Current maturities of long-term obligations	13,168	10,326
Accounts payable and accrued liabilities	140,983	163,528
	154,151	203,102
LONG-TERM OBLIGATIONS	239,387	252,752
DEFERRED LIABILITIES AND OTHER:		
Deferred income taxes	28,026	35,873
Retirement and deferred compensation plans	17,418	12,597
Minority interests	5,099	5,050
Deferred and other non-current liabilities	2,042	2,325
	52,585	55,845
STOCKHOLDERS' EQUITY:		
Preferred stock, $.01 par value, 1 million shares authorized, none outstanding	–	–
Common stock, $.01 par value, 99 million shares authorized, 37.0 and 36.6 million outstanding in 2001 and 2000, respectively	370	366
Capital in excess of par value	122,926	115,034
Retained earnings	490,229	439,258
Accumulated other comprehensive income	(114,402)	(89,163)
Less: Treasury stock at cost, 1.2 and 1.0 million shares in 2001 and 2000, respectively	(29,919)	(24,955)
	469,204	440,540
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 915,327	$ 952,239

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF INCOME

(In thousands, except per share amounts)

Years Ended December 31,	2001	2000	1999
NET SALES	$ 891,986	$ 883,481	$ 834,317
OPERATING EXPENSES:			
Cost of sales	562,814	553,642	519,704
Selling, research & development, and administrative	146,137	145,000	137,507
Depreciation and amortization	73,584	70,949	68,670
Strategic initiative charges	7,583	-	-
	790,118	769,591	725,881
OPERATING INCOME	101,868	113,890	108,436
OTHER INCOME (EXPENSE):			
Interest expense	(15,572)	(19,002)	(14,246)
Interest income	1,822	1,764	1,170
Equity in results of affiliates	(248)	506	(918)
Minority interests	(564)	(756)	(160)
Miscellaneous, net	1,049	1,520	796
In-process research and development write-off	-	-	(3,300)
	(13,513)	(15,968)	(16,658)
INCOME BEFORE INCOME TAXES	88,355	97,922	91,778
PROVISION FOR INCOME TAXES	29,447	33,256	33,066
NET INCOME BEFORE CUMULATIVE EFFECT OF A CHANGE IN ACCOUNTING PRINCIPLE FOR DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES	58,908	64,666	58,712
CUMULATIVE EFFECT OF A CHANGE IN ACCOUNTING PRINCIPLE	(64)	-	-
NET INCOME	$ 58,844	$ 64,666	$ 58,712
NET INCOME PER COMMON SHARE			
Basic	$ 1.64	$ 1.80	$ 1.62
Diluted	$ 1.61	$ 1.78	$ 1.59

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands, brackets denote cash outflows)

Years Ended December 31,	2001	2000	1999
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net income	$ 58,844	$ 64,666	$ 58,712
ADJUSTMENTS TO RECONCILE NET INCOME TO NET CASH PROVIDED BY OPERATIONS:			
Depreciation	68,832	65,987	64,405
Amortization	4,752	4,962	4,265
Provision for bad debts	1,879	1,849	679
Strategic initiative charges	7,583	–	–
Minority interests	564	756	160
Cumulative effect of accounting change	64	–	–
Deferred income taxes	(4,723)	3,870	5,615
Retirement and deferred compensation plans	2,255	(828)	1,030
Equity in results of affiliates in excess of cash distributions received	300	(389)	918
In-process research & development write-off	–	–	3,300
CHANGES IN BALANCE SHEET ITEMS, EXCLUDING EFFECTS FROM ACQUISITIONS AND FOREIGN CURRENCY ADJUSTMENTS:			
Accounts and notes receivable	12,839	(34,388)	(8,422)
Inventories	(4,766)	(19,625)	(6,684)
Prepaid and other current assets	(3,053)	(535)	(4,841)
Accounts payable and accrued liabilities	(15,942)	27,920	(3,291)
Income taxes payable	(3,405)	18,517	(7,551)
Other changes, net	1,855	(4,964)	10,137
NET CASH PROVIDED BY OPERATIONS	127,878	127,798	118,432
CASH FLOWS FROM INVESTING ACTIVITIES:			
Capital expenditures	(92,221)	(93,933)	(88,594)
Disposition of property and equipment	1,477	2,906	2,154
Acquisition of businesses	–	(2,271)	(144,189)
Investments in affiliates	(69)	(3,788)	(2,000)
Collection (issuance) of notes receivable, net	314	(657)	(59)
NET CASH USED BY INVESTING ACTIVITIES	(90,499)	(97,743)	(232,688)
CASH FLOWS FROM FINANCING ACTIVITIES:			
Proceeds from notes payable	–	29,828	–
Repayments of notes payable	(31,087)	–	(4,089)
Proceeds from long-term obligations	6,420	3,116	156,639
Repayments of long-term obligations	(12,380)	(14,876)	(18,965)
Dividends paid	(7,873)	(7,170)	(6,532)
Proceeds from stock option exercises	7,896	2,114	3,228
Purchase of treasury stock	(4,964)	(18,743)	(6,212)
NET CASH (USED) PROVIDED BY FINANCING ACTIVITIES	(41,988)	(5,731)	124,069
EFFECT OF EXCHANGE RATE CHANGES ON CASH	(2,937)	(1,181)	(2,556)
NET (DECREASE) INCREASE IN CASH AND EQUIVALENTS	(7,546)	23,143	7,257
CASH AND EQUIVALENTS AT BEGINNING OF PERIOD	55,559	32,416	25,159
CASH AND EQUIVALENTS AT END OF PERIOD	$ 48,013	$ 55,559	$ 32,416
SUPPLEMENTAL CASH FLOW DISCLOSURE:			
Interest paid	$ 15,963	$ 19,616	$ 12,178
Income taxes paid	$ 39,171	$ 25,275	$ 35,445
SUPPLEMENTAL NON-CASH INVESTING ACTIVITIES:			
Net assets contributed to joint venture	$ –	$ 5,000	$ –

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

Years Ended December 31, 2001, 2000 and 1999

(In thousands)

	Comprehensive Income	Total Equity
BALANCE - DECEMBER 31, 1998		$ 415,508
Net income	$ 58,712	58,712
Foreign currency translation adjustments	(48,418)	(48,418)
Comprehensive income	$ 10,294	
Stock option exercises		3,228
Stock issued for acquisitions		3,983
Cash dividends declared on common stock		(6,532)
Treasury stock purchased		(6,212)
BALANCE - DECEMBER 31, 1999		420,269
Net income	$ 64,666	64,666
Foreign currency translation adjustments	(20,596)	(20,596)
Comprehensive income	$ 44,070	
Stock option exercises		2,114
Cash dividends declared on common stock		(7,170)
Treasury stock purchased		(18,743)
BALANCE - DECEMBER 31, 2000		440,540
Net income	$ 58,844	58,844
Foreign currency translation adjustments	(23,440)	(23,440)
Minimum pension liability adjustment	(1,799)	(1,799)
Comprehensive income	$ 33,605	
Stock option exercises		7,896
Cash dividends declared on common stock		(7,873)
Treasury stock purchased		(4,964)
BALANCE - DECEMBER 31, 2001		$ 469,204

See accompanying notes to consolidated financial statements.

	Retained Earnings		Accumulated Other Comprehensive Income		Common Stock Par Value		Treasury Stock		Capital in Excess of Par Value
$	329,582	$	(20,149)	$	361	$	–	$	105,714
	58,712								
			(48,418)						
					2				3,226
					2				3,981
	(6,532)								
							(6,212)		
	381,762		(68,567)		365		(6,212)		112,921
	64,666								
			(20,596)						
					1				2,113
	(7,170)								
							(18,743)		
	439,258		(89,163)		366		(24,955)		115,034
	58,844								
			(23,440)						
			(1,799)						
					4				7,892
	(7,873)								
							(4,964)		
$	490,229	$	(114,402)	$	370	$	(29,919)	$	122,926

Notes to Consolidated Financial Statements

(In thousands, except per share amounts or otherwise indicated)

NOTE 1 : Summary of Significant Accounting Policies

Nature of Business

AptarGroup, Inc. is an international company that designs, manufactures and sells consumer product dispensing systems. The Company focuses on providing value-added components to a variety of global consumer product marketers in the fragrance/cosmetic, personal care, pharmaceutical, household and food/beverage industries. The Company has manufacturing facilities located throughout the world including North America, Europe, Asia and South America.

Basis of Presentation

The accompanying consolidated financial statements include the accounts of AptarGroup, Inc. and its subsidiaries. The terms "AptarGroup" or "Company" as used herein refer to AptarGroup, Inc. and its subsidiaries. All significant intercompany accounts and transactions have been eliminated. Certain previously reported amounts have been reclassified to conform to the current period presentation.

Accounting Estimates

The financial statements are prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP"). This process requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Cash Management

The Company considers all highly liquid investments with an original maturity of three months or less when purchased to be cash equivalents.

Inventories

Inventories are stated at cost, which is lower than market. Costs included in inventories are raw materials, direct labor and manufacturing overhead. The costs of certain domestic and foreign inventories are determined by using the last-in, first-out ("LIFO") method, while the remaining inventories are valued using the first-in, first-out (FIFO) method.

Investments in Affiliated Companies

The Company accounts for its investments in 20% to 50% owned affiliated companies using the equity method. These investments are in companies that manufacture and distribute products similar to the Company's products or supply components to the Company. Dividends from affiliated companies received in 2001, 2000 and 1999 amounted to $52, $117, and $0 respectively.

Property and Depreciation

Properties are stated at cost. Depreciation is determined on a straight-line basis over the estimated useful lives for financial reporting purposes and accelerated methods for income tax reporting. Generally, the estimated useful lives are 25 to 40 years for buildings and improvements and 3 to 10 years for machinery and equipment.

Intangible Assets

Management believes the excess purchase price over the fair value of the net assets acquired ("Goodwill") in purchase transactions has continuing value. It has been the Company's policy to amortize such costs over lives ranging from 10 to 40 years using the straight-line method through 2001. Other intangibles, consisting of patents, non-compete agreements and license agreements, acquired in purchase transactions or developed, are capitalized and amortized over their useful lives. Management assesses the value of the recorded Goodwill and other intangibles using projected undiscounted cash flows to determine if impairment has occurred when underlying conditions warrant. It is management's opinion that no such impairment exists as of December 31, 2001.

Significant Accounting Policies Not Yet Adopted

The Company will adopt Statement of Financial Accounting Standards ("SFAS") No. 142, "Goodwill and Other Intangible Assets" in the first quarter of 2002. This statement eliminates the requirement that Goodwill and indefinite lived intangible assets arising from a business combination be amortized and charged to expense over time. Instead, the Goodwill and indefinite lived intangible assets must be tested annually, or as circumstances dictate, for impairment. Management has performed an analysis of the fair values of its reporting units. The fair

values of the reporting units exceed the carrying values and therefore, no impairment of Goodwill will be reported in the first quarter of 2002. The Company recorded amortization of Goodwill of approximately $3.6 million per year on a pre-tax basis and $3.5 million on an after-tax basis in 2001.

Derivatives Instruments and Hedging Activities

Derivative financial instruments are recorded in the consolidated balance sheets at fair value as either assets or liabilities. Changes in the fair value of derivatives are recorded in each period in earnings or accumulated other comprehensive income, depending on whether a derivative is designated and effective as part of a hedge transaction.

Research & Development Expenses

Research and development costs are expensed as incurred. These costs amounted to $25,913, $26,887, and $25,611 in 2001, 2000 and 1999, respectively. The 1999 amount excludes the $3,300 write-off of purchased in-process research and development ("IPR&D") costs described in Note 3.

Income Taxes

A provision has not been made for U.S. or additional foreign taxes on $342,504 of undistributed earnings of foreign subsidiaries. These earnings will continue to be reinvested indefinitely and could become subject to additional tax if they were remitted as dividends, or lent to a U.S. affiliate, or if the Company should sell its stock in the subsidiaries. It is not practicable to estimate the amount of additional tax that might be payable on these undistributed foreign earnings.

Translation of Foreign Currencies

The functional currencies of all the Company's foreign operations are the local currencies. Assets and liabilities are translated into U.S. dollars at the rates of exchange on the balance sheet date. Sales and expenses are translated at the average rates of exchange prevailing during the year. The related translation adjustments are accumulated in a separate section of stockholders' equity. Realized and unrealized foreign currency transaction gains and losses are reflected in income, as a component of miscellaneous income and expense, and are not significant to the consolidated results of operations for the years presented.

Stock-Based Compensation

The Company follows APB Opinion No. 25 "Accounting for Stock Issued to Employees" and the related Interpretations in accounting for its stock option plans. Since the Company's stock options have met certain criteria of APB Opinion No. 25, no compensation cost has been recognized. The required disclosure for SFAS No. 123 "Accounting for Stock-Based Compensation" can be found in Note 14.

Revenue Recognition

The Company's policy is to recognize revenue from product sales when the title and risk of loss has transferred to the customer and the Company has no remaining obligations regarding the transaction. The majority of the Company's products are shipped FOB shipping point and title and risk of loss transfers when the goods leave the Company's shipping location. In some instances (for example, certain cross border shipments) the shipping terms may be FOB destination. In these cases, the Company does not recognize the revenue or invoice the customer until the goods reach the customer's location.

NOTE 2 : Acquisitions

In the first quarter of 2000, the Company acquired the remaining 50% of a joint venture in the United States for approximately $2.3 million in cash, assumed the remaining $3.75 million in debt and entered into a license agreement with the former joint venture partner. The acquired business produces spray caps and specialty actuators for aerosol valves and pumps for the North American market. The acquisition of the remaining 50% was accounted for as a purchase business combination. Goodwill in this acquisition was approximately $2 million and is amortized on a straight-line basis over 20 years.

During the first quarter of 1999, the Company acquired Emson Research, Inc. and related companies ("Emsar", formerly referred to as Emson) for approximately $123 million in cash and 148,371 shares of the Company's common stock (valued at approximately $4 million). Approximately $23 million of debt was assumed in the transaction. Emsar is a leading supplier of perfume pumps in the North American market and also maintains a significant position in the North American personal care and food pump markets. The Goodwill in this acquisition was approximately $86 million and is amortized on a straight-line basis over 40 years.

During the third quarter of 1999, the Company acquired controlling interests in two companies and acquired a line of business from a third company for approximately $21 million in cash and approximately $4 million in assumed debt. The Goodwill in these acquisitions was approximately $4 million and is amortized on a straight-line basis over lives ranging from 10 to 40 years. Two of the three acquisitions involved companies that manufacture and distribute products similar to the Company's products. The third acquisition, involving a company called Microflow Engineering S.A. ("Microflow"), is a research and development company whose primary project is to develop an electronic dispensing system primarily for the pharmaceutical market. Based upon an independent appraisal, a one-time charge against pre-tax and net income of $3,300 for purchased IPR&D costs was recorded in conjunction with the purchase of 80% of this company. See Note 3 below for further disclosure on purchased IPR&D.

Following are the Company's unaudited pro forma results for 2000 and 1999 assuming the acquisition occurred on January 1, 1999. The $3.3 million write-off of IPR&D in 1999 has been excluded from the pro forma results.

	2000	1999
Net Sales	**$ 883,481**	**$ 845,479**
Net Income	**$ 64,459**	**$ 59,999**
Net Earnings per common share:		
Basic	**$ 1.80**	**$ 1.65**
Diluted	**$ 1.77**	**$ 1.62**
Weighted average shares outstanding:		
Basic	**35,863**	**36,373**
Diluted	**36,369**	**36,933**

These unaudited pro forma results have been prepared for comparative purposes only and may not be indicative of the results of operations, which would have actually resulted, had the combinations been in effect on January 1, 1999, or of future periods.

NOTE 3 : Purchased In-Process Research and Development

In connection with the acquisition of Microflow in 1999, the Company allocated $3,300 of the purchase price to acquired IPR&D, which was expensed as of the acquisition date. Microflow is a development company engaged primarily in the development of an electronic delivery device. This development effort is expected to be used by the Company primarily in drug delivery systems and may have applications in other markets as well. Microflow's electronic delivery device is not commercially viable at this time and has no known alternative future uses apart from use in a dispensing system. The Company acquired Microflow to expand its mechanical pump product line to include an electronic dispensing system.

The Company used an independent professional appraisal consultant to assess and allocate value to the IPR&D. The valuation was determined using the income approach and the Company believes that the assumptions used in the forecast are reasonable. No assurance can be given, however that the underlying assumptions used to estimate expected sales, development costs or profitability, or the events associated with the project will transpire as estimated. For these reasons, actual results may vary from the projected results.

Estimated net cash inflows from the acquired in-process technology related to the electronic delivery device were originally projected to commence in the year 2002, peak in 2006 and steadily decline at a rate of 20% through 2011. Subsequent to the acquisition, the Company has broadened the project to include potential applications in other markets in addition to the originally intended drug delivery system. This has delayed the original cash inflow projections from 2002 to 2004. However, offsetting this delay is the expectation of additional sales volumes coming from the expanded markets to which the Company intends to sell. Overall, the Company does not believe that these changes in estimates will have a material impact on the expected return on its investment. The operating income as a percentage of sales assumption that was used is consistent with the Company's current margins of similar products. The in-process technology was essentially completed in 2000; however, there will continue to be additional development costs incurred in 2002 to adapt the technology for specific applications. These additional costs are not expected to be material. An adjustment to the appraised value of the acquired IPR&D was made to reflect the percentage of completion, which was estimated at 65%. The cash flows related to the project were discounted using a 25% discount rate.

Management expects to continue supporting the development of the electronic delivery device and believes the Company has a reasonable chance of successfully completing the project. The failure of the project would not, however, materially impact the Company's financial position or results of operations.

NOTE 4 : Derivative Instruments and Hedging Activities

Effective January 1, 2001, the Company adopted SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," and its related amendment SFAS No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities." These standards require that all derivative financial instruments be recorded in the consolidated balance sheets at fair value as either assets or liabilities. Changes in the fair value of derivatives are recorded in each period in earnings or accumulated other comprehensive income, depending on whether a derivative is designated and effective as part of a hedge transaction.

In accordance with the transition provisions of SFAS No. 133, the Company recorded the following cumulative effect adjustment in earnings as of January 1, 2001:

Related to designated fair value hedging relationships:		
Fair value of interest rate swaps	**$**	**1,868**
Offsetting changes in fair value of debt		**(1,868)**
Related to foreign currency forward exchange contracts:		
Fair value of foreign currency forward exchange contracts		**(965)**
Previously deferred gains and losses		**1,027**
Related to cross currency swap:		
Fair value of cross currency swap		**1,436**
Previously deferred gains and losses		**(1,576)**
Tax effect on above items		**14**
Total cumulative effect of adoption on net income	**$**	**(64)**

The Company maintains a foreign exchange risk management policy designed to establish a framework to protect the value of the Company's non-functional denominated transactions from adverse changes in exchange rates. Sales of the Company's products can be denominated in a currency different from the currency in which the related costs to produce the product are denominated. Changes in exchange rates on such inter-country sales impact the Company's results of operations. The Company's policy is not to engage in speculative foreign currency hedging activities, but to minimize its net foreign currency transaction exposure defined as firm commitments and transactions recorded and denominated in currencies other than the functional currency. The Company may use foreign currency forward exchange contracts, options and cross currency swaps to hedge these risks.

The Company maintains an interest rate risk management strategy to minimize significant, unanticipated earnings fluctuations that may arise from volatility in interest rates.

For derivative instruments designated as hedges, the Company formally documents the nature and relationships between the hedging instruments and the hedged items, as well as the risk management objectives, strategies for undertaking the various hedge transactions, and the method of assessing hedge effectiveness. Additionally, in order to designate any derivative instrument as a hedge of an anticipated transaction, the significant characteristics and expected terms of any anticipated transaction must be specifically identified, and it must be probable that the anticipated transaction will occur.

Fair Value Hedges

The Company uses interest rate swaps to convert a portion of its fixed-rate debt into variable-rate debt. Under the interest rate swap contracts, the Company exchanges, at specified intervals, the difference between fixed-rate and floating-rate amounts, which is calculated based on an agreed upon notional amount.

As of December 31, 2001, the Company has recorded the fair value of derivative instrument assets of $3.8 million in miscellaneous other assets with an offsetting adjustment to debt related to fixed-to-variable interest rate swap agreements with a notional principal value of $50 million. No gain or loss was recorded in the income statement in 2001 since there was no hedge ineffectiveness.

Cash Flow Hedges

The Company did not use any cash flow hedges in 2001.

Hedge of Net Investments in Foreign Operations

A significant number of the Company's operations are located outside of the United States. Because of this, movements in exchange rates may have a significant impact on the translation of the financial condition and results of operations of the Company's foreign entities. A strengthening U.S. dollar relative to foreign currencies has a dilutive translation effect on the Company's financial condition and results of operations. Conversely, a weakening U.S. dollar has an additive effect. The Company in some cases maintains debt in these subsidiaries to offset the net asset exposure. The Company does not otherwise actively manage this risk using derivative financial instruments. In the event the Company plans on a full or partial liquidation of any of its foreign subsidiaries where the Company's net investment is likely to be monetized, the Company will consider hedging the currency exposure associated with such a transaction.

Other

As of December 31, 2001, the Company has recorded the fair value of foreign currency forward exchange contracts of $205 in accounts payable and accrued liabilities and $87 in prepayments and other in the balance sheet. All forward exchange contracts outstanding as of December 31, 2001 had an aggregate contract amount of $20.4 million.

NOTE 5 : Inventories

At December 31, 2001 and 2000, approximately 23% and 25%, respectively, of the total inventories are accounted for by the LIFO method. Inventories, by component, consisted of:

	2001	2000
Raw materials	$ 45,370	$ 55,429
Work-in-process	24,599	20,975
Finished goods	51,446	46,805
Total	$ 121,415	$ 123,209
Less LIFO reserve	(884)	(1,687)
Total	$ 120,531	$ 121,522

NOTE 6 : Accounts Payable and Accrued Liabilities

At December 31, 2001 and 2000, accounts payable and accrued liabilities consisted of the following:

	2001	2000
Accounts payable, principally trade	$ 68,935	$ 84,085
Accrued employee compensation costs	33,507	32,841
Other accrued liabilities	38,541	46,602
Total	$ 140,983	$ 163,528

NOTE 7 : Income Taxes

Income before income taxes consists of:

	2001	2000	1999
Domestic	$ 6,174	$ 11,017	$ 27,350
Foreign	82,181	86,905	64,428
Total	$ 88,355	$ 97,922	$ 91,778

The provision for income taxes is comprised of:

	2001	2000	1999
CURRENT:			
Federal	$ 5,953	$ 3,449	$ 8,462
State/Local	1,264	52	997
Foreign	26,953	25,885	17,992
	34,170	29,386	27,451
DEFERRED:			
Federal/State	(4,247)	969	934
Foreign	(476)	2,901	4,681
	(4,723)	3,870	5,615
Total	$ 29,447	$ 33,256	$ 33,066

The difference between the actual income tax provision and the tax provision computed by applying the statutory federal income tax rate of 35.0% in 2001, 2000 and 1999 to income before income taxes is as follows:

	2001	2000	1999
Income tax at statutory rate	$ 30,924	$ 34,273	$ 32,122
State income taxes, net of federal benefit	879	34	746
Deferred tax impact due to foreign rate changes	–	(1,126)	–
Rate differential on earnings of foreign operations	(2,286)	(506)	348
Other items, net	(70)	581	(150)
Actual income tax provision	$ 29,447	$ 33,256	$ 33,066
Effective income tax rate	33.3%	34.0%	36.0%

Significant deferred tax assets and liabilities as of December 31, 2001 and 2000 are comprised of the following temporary differences:

	2001	2000
DEFERRED TAX ASSETS:		
Net operating loss carryforwards	$ 1,419	$ 1,507
Asset bases differentials	1,392	1,757
Pensions	2,637	1,136
Bad debt reserve	1,557	1,746
Other	7,153	8,577
Total deferred tax assets	14,158	14,723
DEFERRED TAX LIABILITIES:		
Depreciation	28,060	32,997
Leases	3,489	3,317
Other	2,031	5,768
Total deferred tax liabilities	33,580	42,082
Net deferred tax liabilities	$ 19,422	$ 27,359

On December 31, 2001, the Company had foreign tax net operating loss carryforwards of approximately $2,207, which have an indefinite carryforward period and approximately $1,263, which expire beginning in 2003 through 2007.

The Company has not provided for taxes on certain tax-deferred income of a foreign operation. The income arose predominately from government grants. Taxes of approximately $1,353 would become payable at the time the income is distributed.

NOTE 8 : Debt

The average annual interest rate on short-term notes payable under unsecured lines of credit was approximately 5.6% and 7.1% for 2001 and 2000, respectively. There are no compensating balance requirements associated with short-term borrowings. At December 2001 and 2000, the Company had a multi-year, multi-currency unsecured revolving credit agreement allowing borrowings of up to $100 million. Under this credit agreement, interest on borrowings is payable at a rate equal to London Interbank Offered Rates "LIBOR" plus an amount based on the financial condition of the Company. The Company is required to pay a fee for the unused portion of the commitment. Such payments in 2001, 2000 and 1999 were not significant. The agreement expires on June 30, 2004. The amount used under this agreement was $76 million and $85 million at December 31, 2001 and 2000, respectively. The credit available under the revolving credit agreement provides management with the ability to refinance certain short-term obligations on a long-term basis. Since management has the ability and intent to do so, short-term obligations of $76 million and $85 million have been recorded as long-term obligations and an additional $24 million and $15 million of short-term debt obligations representing the unused and available amount under the revolving credit agreement have been reclassified as long-term obligations as of December 31, 2001 and 2000, respectively.

The revolving credit and the senior unsecured debt agreements contain covenants with which the Company is in compliance that include certain financial tests, including minimum interest coverage, net worth and maximum borrowings.

At December 31, the Company's long-term obligations consisted of the following:

	2001	2000
Borrowing under revolving credit agreement 2.7% and 7.5% at December 31, 2001 and 2000	**$ 76,000**	**$ 85,000**
Notes payable 0.5% - 5.8%, due in monthly and annual installments through 2009	**11,528**	**17,137**
Senior unsecured debt 7.1%, due in installments through 2005	**14,286**	**17,857**
Senior unsecured notes 6.6%, due in equal annual installments through 2011	**110,751**	**107,000**
Mortgages payable 2.1% - 8.0%, due in monthly and annual installments through 2008	**6,007**	**8,970**
Industrial revenue bond, interest at 79% of prime, (which was 7.4% at December 31, 2000)	**–**	**333**
Capital lease obligations	**9,983**	**11,781**
	228,555	**248,078**
Less current portion	**(13,168)**	**(10,326)**
Reclass of short-term obligations	**24,000**	**15,000**
Total long-term obligations	**$ 239,387**	**$ 252,752**

All of the mortgages are payable by foreign subsidiaries to foreign banks. Interest rates on such borrowings vary due to differing market conditions in the countries in which such debt has been incurred. Mortgages payable are secured by the properties or assets for which the debt was obtained. Based on the borrowing rates currently available to the Company for long-term obligations with similar terms and average maturities, the fair value of the Company's long-term obligations approximates its book value.

Aggregate long-term maturities, excluding capital lease obligations and the reclassifications of short-term obligations, due annually for the five years beginning in 2002 are $11,856, $5,912, $81,474, $7,119 and $112,211 thereafter.

NOTE 9 : Lease Commitments

The Company leases certain warehouse, plant, and office facilities as well as certain equipment under noncancelable operating and capital leases expiring at various dates through the year 2018. Most of the operating leases contain renewal options and certain equipment leases include options to purchase during or at the end of the lease term. The Company has an option on one building lease to purchase the building during or at the end of the term of the lease at approximately the amount expended by the lessor for the purchase of the building and improvements. If the Company does not exercise the purchase option by the end of the lease, the Company may be required to pay an amount not to exceed $9.5 million. Amortization expense related to capital leases is included in depreciation expense. Rent expense under operating leases (including taxes, insurance and maintenance when included in the rent) amounted to $13,370, $12,228 and $10,170 in 2001, 2000 and 1999, respectively.

Assets recorded under capital leases consist of:

	2001	2000
Buildings	$ 16,719	$ 14,296
Machinery and equipment	7,364	9,007
	24,083	23,303
Accumulated depreciation	(11,716)	(11,506)
	$ 12,367	$ 11,797

Future minimum payments, by year and in the aggregate, under the capital leases and noncancelable operating leases with initial or remaining terms of one year or more consisted of the following at December 31, 2001:

	Capital Leases	Operating Leases
2002	$ 1,889	$ 8,145
2003	1,676	6,544
2004	2,045	5,824
2005	1,320	4,551
2006	1,332	3,814
Subsequent to 2006	3,952	3,649
Total minimum lease payments	12,214	$ 32,527
Amounts representing interest	(2,231)	
Present value of future minimum lease payments	9,983	
Less amount due in one year	(1,312)	
Total	$ 8,671	

NOTE 10 : Retirement and Deferred Compensation Plans

The Company has various noncontributory retirement plans covering certain of its domestic and foreign employees. Benefits under the Company's retirement plans are based on participants' years of service and annual compensation as defined by each plan. Annual cash contributions to fund pension costs accrued under the Company's domestic plans are generally equal to the minimum funding amounts required by ERISA. Certain pension commitments under its foreign plans are also funded. Changes in the benefit obligation and plan assets of the Company's domestic and foreign plans are as follows:

	2001	2000
CHANGE IN BENEFIT OBLIGATION:		
Benefit obligation at beginning of year	$ 32,645	$ 30,833
Service cost	2,133	1,650
Interest cost	2,059	1,759
Amendments/new plan participants	581	237
Actuarial loss	3,100	1,025
Benefits paid	(1,754)	(2,278)
Foreign currency translation adjustment	(673)	(581)
Benefit obligation at end of year	$ 38,091	$ 32,645
CHANGE IN PLAN ASSETS:		
Fair value of plan assets at beginning of year	$ 25,426	$ 22,505
Actual return on plan assets	(276)	3,144
Employer contribution	704	1,625
Benefits paid with plan assets	(1,232)	(1,848)
Foreign currency translation adjustment	(139)	–
Fair value of plan assets at end of year	$ 24,483	$ 25,426
Funded status	$ (13,608)	$ (7,219)
Unrecognized net actuarial loss/(gain)	2,854	(2,476)
Unrecognized prior service cost	986	514
Unamortized net transition asset	34	72
Net accrued benefit cost included in the balance sheet	$ (9,734)	$ (9,109)
AMOUNTS INCLUDED IN THE BALANCE SHEET CONSIST OF:		
Accrued benefit cost	$ (13,429)	$ (9,109)
Intangible asset	805	–
Accumulated other comprehensive loss	2,890	–
Net accrued benefit cost included in the balance sheet	$ (9,734)	$ (9,109)

	2001	2000	1999
COMPONENTS OF NET PERIODIC BENEFIT COST:			
Service cost	$ 2,133	$ 1,650	$ 1,844
Interest cost	2,059	1,759	1,961
Expected return on plan assets	(1,811)	(1,524)	(1,503)
Net amortized and deferred gains and losses	102	(50)	47
Net periodic benefit cost	$ 2,483	$ 1,835	$ 2,349

The projected benefit obligation, accumulated benefit obligation and fair value of plan assets for plans with accumulated benefit obligations in excess of plan assets were $11.6 million, $10.6 million and $0.2 million, respectively, as of December 31, 2001. The Company did not have any plans with significant accumulated benefit obligations in excess of plan assets as of December 31, 2000.

Plan assets primarily consist of government obligations, investment grade corporate bonds and common and preferred stocks for the domestic and foreign plans. Although the proceeds of certain insurance contracts related to the Company's foreign plans could be used to partially offset pension commitments, the values of these contracts are not included in the Company's plan asset totals shown above. The projected benefit obligation for domestic plans was determined using assumed discount rates of 6.8% and 7.0% in 2001 and 2000, respectively. For the foreign plans, the projected benefit obligation was determined using assumed discount rates of 5.6% and 6.2% in 2001 and 2000, respectively. The assumed rates of increase in compensation were 4.8% for the domestic plans and 3.0%, for the foreign plans in 2001 and 2000. The expected long-term rate of return on plan assets was 8.3% in 2001 and 2000 for the domestic plans and 6.5% and 7.3% in 2001 and 2000, respectively, for the foreign plans.

The Company has a non-qualified supplemental pension plan for domestic employees which provides for pension amounts that would have been payable from the Company's principal pension plan if it were not for limitations imposed by income tax regulations. The liability for this plan was $679 and $520 at December 31, 2001 and 2000, respectively. This amount is included in the liability for domestic plans shown above.

The Company also has unfunded retirement compensation arrangements with certain former employees. The cost of these retirement agreements was provided ratably over the employees' active employment. The Company has no additional postretirement or postemployment benefit plans.

NOTE 11 : Contingencies

The Company, in the normal course of business, is subject to a number of lawsuits and claims both actual and potential in nature. Management believes the resolution of these claims and lawsuits will not have a material adverse effect on the Company's financial position or results of operations.

NOTE 12 : Strategic Initiative Charges

In April 2001, the Company announced it had begun a project ("Strategic Initiative") to improve the efficiency of operations that produce pumps for its mass-market fragrance/cosmetic and personal care customers. In addition to improving efficiency and reducing costs, another objective of the Strategic Initiative is to improve customer service through reduced lead times and the ability to customize finished products on a local basis. As part of the Strategic Initiative, the Company closed one molding operation in the U.S. and will consolidate the molding and assembly of the base cartridge (standard internal components common to modular pumps) into one of the Company's facilities in Italy. In addition, the Company is rationalizing its mass-market pump product lines for these two markets by discontinuing production of non-modular pumps and increasing capacity for its modular pumps.

Charges related to the Strategic Initiative are expected to be approximately $10 million before taxes and will consist primarily of costs related to the closing of the molding operation and discontinuance of its non-modular pumps (including asset impairment write-downs, accelerated depreciation associated with revised useful lives and utility abatement reimbursements) as well as employee severance and related benefit costs. Approximately $3 million of the charges are expected to be cash outlays while the remaining $7 million will be non-cash charges (asset impairment write-downs and accelerated depreciation associated with

revised useful lives). Approximately $9.6 million of such charges before tax and $6.0 million after-tax or approximately $0.17 per diluted share were recorded in 2001. Of the $9.6 million recorded in 2001, $1.9 million was included in the Company's depreciation and amortization expense, $0.2 million was included in the Company's cost of sales and $7.6 million was shown on a separate line of the income statement. Detail of the pre-tax charges (in thousands) is shown in the following table:

	Beginning Reserve at 1/1/01	Charges for the twelve months ended 12/31/01	Cash Paid	Charged Against Assets	Ending Reserve at 12/31/01
Asset impairment write-downs	$ –	$ 5,498	$ –	$ (5,498)	$ –
Employee severance	–	800	(331)	–	469
Other costs	–	1,285	(229)	–	1,056
Subtotal	$ –	$ 7,583	$ (560)	$ (5,498)	$ 1,525
Accelerated depreciation	–	1,857	–	(1,857)	–
Training Costs	–	170	(170)	–	–
Total Strategic Initiative related costs	$ –	$ 9,610	$ (730)	$ (7,355)	$ 1,525

Charges for asset impairment write-downs are impairment charges recorded for fixed assets held and used in the manufacture of non-modular pumps. These non-modular pumps will continue to be sold during the Strategic Initiative project, but will be discontinued once adequate capacity to produce modular pumps has been established. The undiscounted expected future cash flows for products using these non-modular pumps during this phase out period were less than the carrying value of the specific identifiable assets used to generate these cash flows and thus an impairment charge was recognized in accordance with SFAS No. 121 "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." The impairment charge of $5.5 million was calculated by subtracting the fair market value of the assets held and used in the manufacture of non-modular pumps (determined by discounting the expected future cash flows for products using these non-modular pumps) from the carrying value of these assets.

As part of the Strategic Initiative, certain long-lived assets will be taken out of service prior to the end of their normal service period due to the plant shut down and rationalization of the product lines. Accordingly, the Company has changed the estimated useful lives of such assets, resulting in an acceleration of depreciation ("Accelerated Depreciation"), of which $1.9 million was recognized in 2001. An additional charge of approximately $139 associated with Accelerated Depreciation is expected in future periods.

The Strategic Initiative will result in personnel reductions in the U.S. of approximately 170 people or approximately 10% of all the Company's U.S. employees. The majority of these personnel reductions will be manufacturing related with a small reduction in administrative staff. Involuntary employee severance costs are based upon a formula including salary levels and years of service. Approximately $800 has been accrued and is included in the Strategic Initiative charges shown in the income statement. Offsetting these personnel reductions will be an increase in personnel of approximately 80 people in Italy to support the centralization of the base cartridge production and assembly. As of December 31, 2001, 70 people have been terminated resulting in a cash payment of $331.

In addition to the involuntary severance costs described above, a retention or stay bonus will be paid to employees who remain with the Company during the phase-out period. This stay bonus, which is estimated to be approximately $600, is also based upon salary levels and years of service. The stay bonus is being accrued over the future periods in which the employees earn the benefits.

Approximately $485 of the stay bonus was accrued in 2001, of which approximately $229 was paid. In addition, as a result of closing down the molding operation, the Company will be required to refund an abatement of approximately $500 to a utility provider and expects to spend approximately $300 to refurbish the leased molding facility that is being vacated. These charges are included in other costs in the preceding table.

During 2001, approximately $170 of training costs was incurred in Italy to train the new workers who were hired to support the centralization of the base cartridge production and assembly. These training costs are included in cost of sales in the income statement. It is expected that training costs over the course of the project will cost approximately $500.

NOTE 13 : Preferred Stock Purchase Rights

The Company has a preferred stock purchase rights plan (the "Rights Plan") and each share of common stock has one preferred share purchase right (a "Right"). Under the terms of the Rights Plan, if a person or group other than certain exempt persons acquires 15% or more of the outstanding common stock, each Right will entitle its holder (other than such person or members of such group) to purchase, at the Right's then current exercise price, a number of shares of the Company's common stock having a market value of twice such price. Persons or groups can lose their exempt status under certain conditions. In addition, under certain circumstances if the Company is acquired in a merger or other business combination transaction, each Right will entitle its holder to purchase, at the Right's then current exercise price, a number of the acquiring company's common shares having a market value of twice such price.

Each Right entitles the holder under certain circumstances to buy one two-thousandths of a share of Series A junior participating preferred stock, par value $.01 per share, at an exercise price of $35. Each share of Series A junior participating preferred stock will entitle its holder to 2,000 votes and will have a minimum preferential quarterly dividend payment equal to the greater of $10 per share or 2,000 times the amount paid to holders of common stock. Currently 49,500 shares of Series A junior participating preferred stock have been reserved. The Rights will expire on April 6, 2003, unless previously exercised or redeemed at the option of the Board of Directors for $.005 per Right.

NOTE 14 : Stock Based Compensation

At December 31, 2001, the Company has fixed stock-based compensation plans that are discussed below. Had compensation cost for the Company's Stock Awards Plans been recorded based on the fair value at the grant dates, consistent with the method of SFAS No. 123, the Company's net income and earnings per share would have been reduced to the pro forma amounts indicated below.

	2001	2000	1999
NET INCOME			
As reported	$ 58,844	$ 64,666	$ 58,712
Pro forma	$ 55,191	$ 61,315	$ 56,102
BASIC EARNINGS PER SHARE			
As reported	$ 1.64	$ 1.80	$ 1.62
Pro forma	$ 1.54	$ 1.71	$ 1.54
DILUTED EARNINGS PER SHARE			
As reported	$ 1.61	$ 1.78	$ 1.59
Pro forma	$ 1.51	$ 1.69	$ 1.52

The weighted average fair value of stock options granted under the Stock Awards Plans was $11.82, $10.47 and $11.37 per share in 2001, 2000 and 1999, respectively. These values were estimated on the respective dates of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions:

	2001	2000	1999
STOCK AWARDS PLANS			
Dividend yield	.7%	.6%	.6%
Expected stock price volatility	33.0%	32.8%	31.2%
Risk-free interest rate	5.2%	6.6%	4.8%
Expected life of option (years)	7.0	7.0	7.5

The fair value of stock options granted under the Director Stock Option Plans in 2001, 2000 and 1999 was $14.32, $12.03 and $13.48 per share, respectively. These values were estimated on the respective dates of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions:

	2001	2000	1999
DIRECTOR STOCK OPTION PLANS			
Dividend yield	.8%	.7%	.6%
Expected stock price volatility	32.4%	30.5%	33.1%
Risk-free interest rate	5.4%	6.7%	5.7%
Expected life of option (years)	7.0	7.0	7.5

Under the Stock Awards Plans, the Company may grant stock options, stock appreciation rights, restricted stock and other stock awards to employees. The combined maximum number of shares, which may be issued under these plans, is 6 million. Options granted under these plans become exercisable annually over a three year period and expire ten years after the grant date. Director Stock Option Plans provide for the award of stock options to non-employee Directors who have not previously been awarded options. The combined maximum number of shares subject to options under these plans is 240 thousand. Options granted under these plans become exercisable over a three year period and expire ten years after the grant date.

A summary of the status of the Company's stock option plans as of December 31, 2001, 2000 and 1999, and changes during the years ending on those dates is presented below.

	Stock Awards Plans		Director Stock Option Plans	
Option Shares	Shares	Option Price Per Share	Shares	Option Price Per Share
Outstanding, January 1, 1999	2,289,888	$9.19 - $28.00	84,000	$9.19 - $32.38
Granted	550,700	$24.94 - $28.25	4,000	$29.50
Exercised	(263,304)	$9.19 - $24.91	(2,000)	$20.88
Canceled	(23,135)	$16.81 - $24.91	–	
Outstanding, December 31, 1999	2,554,149	$9.19 - $28.25	86,000	$9.19 - $32.38
Granted	535,800	$22.75 - $27.13	2,000	$27.38
Exercised	(90,161)	$9.19 - $27.19	(6,000)	$20.88
Canceled	(24,428)	$16.81 - $27.19	–	
Outstanding, December 31, 2000	2,975,360	$9.19 - $28.25	82,000	$9.19 - $32.38
Granted	534,100	$28.06 - $33.27	48,000	$34.40
Exercised	(381,108)	$9.19 - $27.19	(30,000)	$9.19 - $20.88
Canceled	(29,255)	$9.19 - $28.06	–	
Outstanding, December 31, 2001	3,099,097	$9.19 - $33.27	100,000	$9.19 - $34.40
OPTIONS EXERCISABLE				
12/31/99	1,557,631		72,000	
12/31/00	1,929,524		82,000	
12/31/01	2,053,301		64,000	
AVAILABLE FOR FUTURE GRANTS				
12/31/99	970,113		20,000	
12/31/00	2,437,610		80,000	
12/31/01	1,917,412		32,000	

The following table summarizes information about stock options outstanding at December 31, 2001:

Year Granted	Options Outstanding			Options Exercisable	
	Shares Outstanding at Year-end	Weighted-Average Remaining Life	Weighted-Average Exercise Price	Shares Exercisable at Year-end	Weighted-Average Exercise Price
STOCK AWARDS PLANS					
1993	76,298	1.5	$ 9.19	76,298	$ 9.19
1994	170,752	2.1	10.31	170,752	10.31
1995	262,414	3.1	13.71	262,414	13.71
1996	258,368	4.1	18.00	258,368	18.00
1997	309,136	5.1	16.85	309,136	16.85
1998	467,266	6.1	24.91	467,266	24.91
1999	505,307	7.1	27.12	336,802	27.12
2000	517,806	8.1	22.76	172,265	22.76
2001	531,750	9.1	28.07	–	–
	3,099,097	6.3	$ 21.93	2,053,301	$ 19.78
DIRECTOR STOCK OPTION PLANS					
1993	10,000	1.4	$ 9.19	10,000	$ 9.19
1997	30,000	5.4	20.88	30,000	20.88
1998	6,000	6.4	32.38	6,000	32.38
1999	4,000	7.4	29.50	4,000	29.50
2000	2,000	8.4	27.38	2,000	27.38
2001	48,000	9.4	34.40	12,000	34.00
	100,000	7.1	$ 27.36	64,000	$ 23.41

Restricted stock awards totaling 13,278 shares in 2001 at a fair market value of $22.88 per share and 21,331 shares in 2000 at a fair market value of $29.30 per share were issued under the Stock Awards Plans. A restricted stock grant for 200 shares was canceled in 2000. Compensation expense for the vesting of these restricted stock awards was $337, $202 and $66 for the years 2001, 2000 and 1999, respectively. These shares vest equally over three years and do not have voting or dividend rights prior to vesting. Amounts available for future stock option grants under the Stock Awards Plans have been reduced by restricted stock awards.

NOTE 15 : Earnings Per Share

The reconciliation of basic and diluted earnings for the years ending December 31, 2001, 2000 and 1999 are as follows:

	Income (Numerator)	Shares (Denominator)	Per Share Amount
FOR THE YEAR ENDED DECEMBER 31, 2001			
BASIC EPS			
Income available to common stockholders	$ 58,844	35,805	$ 1.64
EFFECT OF DILUTIVE SECURITIES			
Stock options	–	724	
DILUTED EPS			
Income available to common stockholders	$ 58,844	36,529	$ 1.61
FOR THE YEAR ENDED DECEMBER 31, 2000			
BASIC EPS			
Income available to common stockholders	$ 64,666	35,863	$ 1.80
EFFECT OF DILUTIVE SECURITIES			
Stock options	–	506	
DILUTED EPS			
Income available to common stockholders	$ 64,666	36,369	$ 1.78
FOR THE YEAR ENDED DECEMBER 31, 1999			
BASIC EPS			
Income available to common stockholders	$ 58,712	36,353	$ 1.62
EFFECT OF DILUTIVE SECURITIES			
Stock options	–	560	
DILUTED EPS			
Income available to common stockholders	$ 58,712	36,913	$ 1.59

The per share impact of the cumulative effect of a change in accounting principle recognized in 2001, represented less than $0.01 per share.

NOTE 16 : Segment Information

The Company operates in the packaging components industry, which includes the development, manufacture and sale of consumer product dispensing systems. The Company is organized primarily based upon individual business units, which resulted from historic acquisitions or internally created business units. All of the business units sell primarily dispensing systems. These business units all require similar production processes, sell to similar classes of customers and markets, use the same methods to distribute products and operate in similar regulatory environments. Based on the current economic characteristics of the Company's business units, the Company has identified two reportable segments: Dispensing Systems and SeaquistPerfect.

The Dispensing Systems segment is an aggregate of four of the Company's five business units. The Dispensing Systems segment sells primarily non-aerosol spray and lotion pumps, plastic dispensing and non-dispensing closures, and metered dose aerosol valves. These three products are sold to all of the markets served by the Company including the fragrance/cosmetic, pharmaceutical, personal care, household, and food/beverage markets.

SeaquistPerfect represents the Company's fifth business unit and sells primarily aerosol valves and accessories and certain non-aerosol spray and lotion pumps. These products are sold primarily to the personal care, household, and food/beverage markets.

The accounting policies of the segments are the same as those described in Note 1, Summary of Significant Accounting Policies. The Company evaluates performance of its business units and allocates resources based upon earnings before interest expense in excess of interest income, corporate expenses and income taxes (collectively referred to as "EBIT") excluding unusual items. The Company accounts for intersegment sales and transfers as if the sales or transfers were to third parties.

Financial information regarding the Company's reportable segments is shown below.

Years ended December 31	Dispensing Systems	Seaquist Perfect	Corporate and Other	Totals
TOTAL REVENUE				
2001	$ 747,659	$ 154,159		$ 901,818
2000	745,391	150,777		896,168
1999	698,423	144,012		842,435
LESS: INTERSEGMENT SALES				
2001	$ 1,203	$ 8,629		$ 9,832
2000	2,824	9,863		12,687
1999	1,288	6,830		8,118
NET SALES				
2001	$ 746,456	$ 145,530		$ 891,986
2000	742,567	140,914		883,481
1999	697,135	137,182		834,317
EBIT				
2001	$ 119,761	$ 5,843	$ (13,889)	$ 111,715
2000	123,649	5,017	(13,506)	115,160
1999	116,297	4,962	(13,105)	108,154
TOTAL ASSETS				
2001	$ 750,527	$ 118,881	$ 53,274	$ 922,682
2000	797,625	120,937	33,677	952,239
1999	744,158	98,699	20,441	863,298
DEPRECIATION AND AMORTIZATION				
2001	$ 57,685	$ 13,229	$ 813	$ 71,727
2000	58,518	11,601	830	70,949
1999	57,609	10,138	923	68,670
CAPITAL EXPENDITURES				
2001	$ 77,228	$ 14,628	$ 365	$ 92,221
2000	78,592	15,179	162	93,933
1999	75,654	11,739	1,201	88,594

Reconciliation of segment EBIT, depreciation and amortization, and total assets to consolidated totals is as follows:

	2001	2000	1999
INCOME BEFORE INCOME TAXES:			
Total EBIT for reportable segments	$ 111,715	$ 115,160	$ 108,154
Strategic Initiative charges[1]	(9,610)	–	–
IPR&D write-off	–	–	(3,300)
Interest expense, net	(13,750)	(17,238)	(13,076)
Income before income taxes	$ 88,355	$ 97,922	$ 91,778
DEPRECIATION AND AMORTIZATION:			
Total depreciation and amortization for reportable segments	$ 71,727		
Strategic Initiative related costs[1]	1,857		
Consolidated Total	$ 73,584		
TOTAL ASSETS:			
Total Assets for reportable segments	$ 922,682		
Asset write-off as part of Strategic Initiative[1]	(7,355)		
Consolidated Total	$ 915,327		

(1) Strategic Initiative related costs are associated with the Dispensing Systems segment. Management evaluates the segment profitability excluding these costs and therefore these costs are shown as reconciling items to the consolidated totals.

Geographic Information

The following are sales and long-lived asset information by geographic area and product information for the years ended December 31, 2001, 2000 and 1999:

	2001	2000	1999
SALES TO UNAFFILIATED CUSTOMERS[1]:			
United States	**$ 334,509**	**$ 343,825**	**$ 332,986**
Europe:			
France	**209,588**	**173,910**	**180,808**
Germany	**119,476**	**119,091**	**111,829**
Italy	**82,424**	**77,307**	**55,139**
Other Europe	**70,387**	**97,101**	**102,048**
Total Europe	**481,875**	**467,409**	**449,824**
Other Foreign Countries	**75,602**	**72,247**	**51,507**
Total	**$ 891,986**	**$ 883,481**	**$ 834,317**
LONG-LIVED ASSETS:			
United States	**$ 220,024**	**$ 238,525**	**$ 216,894**
Europe:			
France	**111,780**	**113,402**	**106,534**
Germany	**97,359**	**91,771**	**97,141**
Italy	**58,941**	**56,313**	**55,555**
Other Europe	**22,467**	**20,529**	**19,784**
Total Europe	**290,547**	**282,015**	**279,014**
Other Foreign Countries	**24,980**	**24,132**	**19,121**
Total	**$ 535,551**	**$ 544,672**	**$ 515,029**

(1) Sales are attributed to countries based upon where the sales invoice to unaffiliated customers is generated.

Product Sales Information

	2001	2000	1999
Pumps	**$ 550,601**	**$ 546,148**	**$ 510,202**
Closures	**193,065**	**197,992**	**184,010**
Valves	**128,056**	**122,516**	**124,386**
Other	**20,264**	**16,825**	**15,719**
Total	**$ 891,986**	**$ 883,481**	**$ 834,317**

No single customer represents 10% or more of either of the Company's reportable segment's net sales.

NOTE 17 : Stock Repurchase Program

In 1999, the Board of Directors authorized the repurchase of a maximum of one million shares of the Company's outstanding common stock and in 2000, the Board of Directors authorized the repurchase of up to an additional two million shares of the Company's outstanding common stock. The timing of and total amount expended for the share repurchase program depends upon market conditions. The cumulative total number of shares repurchased at December 31, 2001 was 1,155,000 shares for an aggregate amount of $29.9 million.

NOTE 18 : Quarterly Data (Unaudited)

Quarterly results of operations and per share information for the years ended December 31, 2001 and 2000 are as follows:

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Total For Year
YEAR ENDED DECEMBER 31, 2001					
Net sales	$ 232,899	$ 231,769	$ 221,612	$ 205,706	$ 891,986
Gross profit[1]	68,981	71,394	64,715	55,250	260,340
Net income	18,110	15,190	15,734	9,810	58,844
PER COMMON SHARE - 2001					
Net income					
Basic[2]	$ .51	$ .42	$ .44	$ .27	$ 1.64
Diluted[2]	.50	.41	.43	.27	1.61
Dividends paid	.05	.05	.06	.06	.22
Stock price high	31.60	37.21	37.00	35.10	37.21
Stock price low	26.44	29.25	28.50	27.10	26.44
AVERAGE NUMBER OF SHARES OUTSTANDING					
Basic	35,683	35,795	35,879	35,859	35,805
Diluted	36,344	36,649	36,661	36,602	36,529
YEAR ENDED DECEMBER 31, 2000					
Net sales	$ 217,646	$ 227,667	$ 224,691	$ 213,477	$ 883,481
Gross profit[1]	66,259	69,310	65,251	63,032	263,852
Net income	16,276	17,792	16,240	14,358	64,666
PER COMMON SHARE - 2000					
Net income					
Basic	$ .45	$ .49	$ .45	$ .40	$ 1.80
Diluted	.45	.49	.45	.40	1.78
Dividends paid	.05	.05	.05	.05	.20
Stock price high	28.63	29.31	29.94	30.13	30.13
Stock price low	20.13	23.38	21.88	19.38	19.38
AVERAGE NUMBER OF SHARES OUTSTANDING					
Basic	36,136	35,949	35,774	35,600	35,863
Diluted	36,466	36,564	36,294	36,057	36,369

(1) Gross profit is defined as net sales less cost of sales and depreciation.

(2) The second, third and fourth quarters include after tax Strategic Initiative costs of $4,643, $619 and $733, respectively, or $0.13, $0.02, and $0.02 per diluted share.

REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Stockholders of AptarGroup, Inc.:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, of cash flows and of changes in equity present fairly, in all material respects, the financial position of AptarGroup, Inc. and its subsidiaries at December 31, 2001 and 2000 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2001 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of AptarGroup, Inc.'s management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

Chicago, Illinois
February 13, 2002

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL STATEMENTS

The financial statements of AptarGroup, Inc. and its consolidated subsidiaries, and all other information presented in this Annual Report, are the responsibility of the management of the Company. These statements have been prepared in accordance with generally accepted accounting principles consistently applied and reflect in all material respects the substance of events and transactions that should be included.

Management is responsible for the accuracy and objectivity of the financial statements, including estimates and judgments reflected therein, and fulfills this responsibility primarily by establishing and maintaining accounting systems and practices adequately supported by internal accounting controls. Management believes that the internal accounting controls in use are satisfactory to provide reasonable assurance that the Company's assets are safeguarded, that transactions are executed in accordance with management's authorizations, and that the financial records are reliable for the purpose of preparing financial statements.

Independent accountants were selected by the Board of Directors, upon the recommendation of the Audit Committee, to audit the financial statements in accordance with generally accepted auditing standards. Their audits include a review of internal accounting control policies and procedures and selected tests of transactions.

The Audit Committee of the Board of Directors, which consists of three directors who are not officers or employees of the Company, meets regularly with management and the independent accountants to review matters relating to financial reporting, internal accounting controls, and auditing. The independent accountants have unrestricted access to the Audit Committee.



Carl A. Siebel
President and Chief Executive Officer



Stephen J. Hagge
Executive Vice President and Chief Financial Officer

FIVE YEAR SUMMARY OF SELECTED FINANCIAL DATA

(In millions, except per share amounts)

Year Ended December 31,	2001	2000	1999	1998	1997
STATEMENT OF INCOME DATA:					
Net Sales	$ 892.0	$ 883.5	$ 834.3	$ 713.5	$ 655.4
Cost of Sales	562.8	553.6	519.7	444.6	418.1
% Of Net Sales	63.1%	62.7%	62.3%	62.3%	63.8%
Selling, Research & Development, and Administrative	146.1	145.0	137.5	119.3	108.4
% of Net Sales	16.4%	16.4%	16.5%	16.7%	16.5%
Depreciation and Amortization	73.6	70.9	68.7	54.4	49.9
% of Net Sales	8.3%	8.0%	8.2%	7.6%	7.6%
Operating Income	101.9	113.9	108.4	95.2	79.0
% of Net Sales	11.4%	12.9%	13.0%	13.3%	12.1%
Net Income[1]	58.8	64.7	58.7	60.8	46.5
% of Net Sales	6.6%	7.3%	7.0%	8.5%	7.1%
PER COMMON SHARE:					
Net Income					
Basic	$ 1.64	$ 1.80	$ 1.62	$ 1.69	$ 1.29
Diluted[2]	1.61	1.78	1.59	1.65	1.27
Cash Dividends Declared	0.22	0.20	0.18	0.16	0.15
BALANCE SHEET AND OTHER DATA:					
Capital Expenditures	$ 92.2	$ 93.9	$ 88.6	$ 79.8	$ 71.2
Total Assets	915.3	952.2	863.3	714.7	585.4
Long-Term Obligations	239.4	252.8	235.6	80.9	70.7
Net Debt	204.5	236.8	238.4	92.9	55.9
Stockholders' Equity	469.2	440.5	420.3	415.5	342.1
Capital Expenditures % of Net Sales	10.3%	10.6%	10.6%	11.2%	10.8%
Interest Bearing Debt to Total Capitalization	35.0%	39.9%	39.2%	22.1%	17.7%
Net Debt to Total Net Capitalization[3]	30.4%	35.0%	36.2%	18.3%	14.0%

(1) Net income includes Strategic Initiative charges of $6.0 million in 2001, $3.3 million of IPR&D write-off in 1999, and $6.1 million favorable lawsuit settlements in 1998.

(2) Net income per diluted common share includes the negative effects of $0.17 for Strategic Initiative charges in 2001, $0.09 for IPR&D write-off in 1999, and a positive effect of $0.16 for favorable lawsuit settlements in 1998.

(3) Net Debt is interest bearing debt less cash and cash equivalents. Net Capitalization is Stockholder's Equity plus Net Debt.

Management's Discussion and Analysis

(In thousands, except per share amounts or otherwise indicated)

RESULTS OF OPERATIONS

The following table sets forth, for the periods indicated, the percentage relationship of certain items to net sales.

Year Ended December 31,	2001	2000	1999
Net sales	100.0%	100.0%	100.0%
Cost of sales	63.1	62.7	62.3
Selling, research & development, and administrative	16.4	16.4	16.5
Depreciation and amortization	8.2	8.0	8.2
Strategic Initiative charges	0.9	–	–
Operating income	11.4	12.9	13.0
Other income (expenses):			
IPR&D write-off	–	–	(0.4)
Net other expense	(1.5)	(1.8)	(1.6)
Income before income taxes	9.9	11.1	11.0
Provision for income taxes	3.3	3.8	4.0
Net income	6.6%	7.3%	7.0%

Net Sales

AptarGroup posted net sales in 2001 of $892.0 million, an increase of 1.0% when compared to net sales of $883.5 million in 2000. Net sales, excluding changes in foreign currency exchange rates and acquisitions ("Core Sales"), grew 3% compared to the prior year. Core Sales of pumps to the worldwide fragrance/cosmetic market were strong in the first half of 2001 and began to decrease starting in the third quarter and continuing into the fourth quarter of 2001 compared to 2000. For the year, Core Sales of pumps to the worldwide fragrance/cosmetic market increased moderately compared to 2000. Core Sales of aerosol valves, pumps and dispensing closures to the worldwide personal care market decreased slightly from the prior year. Core Sales of metered dose aerosol valves and pumps to the pharmaceutical market showed moderate growth over the prior year. Pricing had a slightly negative impact on sales during 2001 due in part to reduced plastic resin prices passed through to customers who purchased dispensing closures.

Net sales in 2000 totaled $883.5 million, an increase of 6% when compared to net sales of $834.3 million in 1999. Approximately 1% of the net sales growth was related to increases in selling prices primarily related to the pass through to customers of material cost increases. Net sales were negatively affected by the translation of AptarGroup's foreign sales into U.S. dollars due to the stronger U.S. dollar relative to 1999. Core Sales grew 12% compared to the prior year. Core Sales of pumps to the worldwide fragrance/cosmetic market were strong throughout 2000. Core Sales of aerosol valves, pumps and dispensing closures to the European personal care market also increased significantly over the prior year. Core Sales to the pharmaceutical market grew moderately over the prior year. These strengths were offset somewhat by weak sales of the Company's products to the U.S. personal care market.

The following table sets forth, for the periods indicated, net sales by geographic location.

	2001	% of Total	2000	% of Total	1999	% of Total
Domestic	$ 334,509	38%	$ 343,825	39%	$ 332,986	40%
Europe	481,875	54%	467,409	53%	449,824	54%
Other Foreign	75,602	8%	72,247	8%	51,507	6%

Cost of Sales

Cost of sales increased slightly as a percentage of net sales in 2001 to 63.1% compared to 62.7% in 2000. The cost of sales percentage was negatively impacted by the following factors in 2001:

- Underutilized fixed costs worldwide due to the decrease in sales in the fourth quarter.
- Increase in labor costs due to the full year impact of the reduced 35 hour work week in France.

Offsetting these negative factors were the following positive impacts in 2001:

- Cost reduction programs implemented primarily in the U.S.
- Lower raw material prices, particularly plastic resin and metal parts, compared to 2000.

Cost of sales as a percentage of net sales in 2000 increased slightly to 62.7% compared to 62.3% in 1999. The cost of sales percentage was negatively impacted by the following factors:

- Increases in raw material prices, particularly plastic resin and metal in 2000 that were passed on to customers by increased selling prices, thus having a slightly negative impact on operating margins.
- Partial year impact of implementation of the reduced 35 hour work week in France.
- Underutilized fixed cost in the U.S. due to the weak sales in 2000 to the U.S. personal care market.

Offsetting these negative factors were the following positive impacts:

- Better utilization of fixed costs in Europe due to strong sales to the fragrance/cosmetic market.
- The effect of manufacturing products in Europe and incurring costs in Euros and then selling these products in countries outside of Europe in currencies that were stronger than the Euro relative to the prior year.

Selling, Research & Development and Administrative

Selling, Research & Development and Administrative expenses ("SG&A") increased approximately $1.1 million in 2001 compared to the prior year but remained constant as a percentage of sales at 16.4%.

SG&A in 2000 increased by approximately $7.5 million compared to 1999 but decreased slightly as a percentage of sales to 16.4% from 16.5% in 1999. This reduction as a percent of sales is mainly due to cost reduction efforts implemented in late 2000.

Depreciation and Amortization

Depreciation and amortization increased nearly $2.7 million to $73.6 million in 2001 compared to $70.9 million in 2000. As part of the Company's Strategic Initiative (described below), certain long-lived assets will be taken out of service prior to the end of the normal service period due to the plant shutdown and rationalization of product line. Accordingly, the Company has changed the estimated useful lives of such assets resulting in an acceleration of depreciation ("Accelerated Depreciation"), of which $1.9 million was recorded in 2001 and included in depreciation and amortization in the income statement. Excluding this Accelerated Depreciation, depreciation and amortization increased $800 in 2001.

Depreciation and amortization increased nearly $2.2 million to $70.9 million in 2000 from $68.7 million recorded in 1999. The primary reason for the increase was due to higher amortization expense attributed to a full year of goodwill amortization on acquisitions completed in 1999 as well as higher depreciation charges related to expenditures for geographic expansion in 2000 and 1999.

Strategic Initiative Charges

In April 2001, the Company announced it had begun a project ("Strategic Initiative") to improve the efficiency of operations that produce pumps for its mass-market fragrance/cosmetic and personal care customers. In addition to improving efficiency and reducing costs, another objective of the Strategic Initiative is to improve customer service through reduced lead times and the ability to customize finished products on a local basis. As part of the Strategic Initiative, the Company closed one molding operation in the U.S. and will consolidate the molding and assembly of the base cartridge (standard internal components common to modular

pumps) into one of the Company's facilities in Italy. In addition, the Company is rationalizing its mass-market pump product lines for these two markets by discontinuing production of non-modular pumps and increasing capacity for its modular pumps.

Strategic Initiative charges totaled $7.6 million for the year ended 2001. The $7.6 million primarily relates to non-cash fixed asset impairment charges of $5.5 million for fixed assets held for use related to non-modular pumps that are going to be discontinued. These non-modular pumps will continue to be sold during the Strategic Initiative project but will be discontinued once there is adequate capacity for the modular pumps. The undiscounted expected future cash flows for the products using these non-modular pumps during this phase out period were less than the carrying value of the specific identifiable assets used to generate these cash flows and thus an impairment charge was recognized in accordance with SFAS No. 121 "Accounting for the Impairment of the Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." The remaining Strategic Initiative charges related primarily to accrued severance costs and related benefits for approximately 170 U.S. employees who will be involuntarily terminated, accrued utility abatement reimbursements and accrued costs to refurbish a leased facility that the Company will be moving out of as a result of the Strategic Initiative. Strategic Initiative charges plus Accelerated Depreciation and other related costs such as training are hereinafter referred to as "Total Strategic Initiative Related Costs." The Total Strategic Initiative Related Costs are expected to be approximately $10 million before taxes by the end of the project in 2002, of which $9.6 million are included in the 2001 results of operations.

Operating Income

Operating income for 2001 decreased approximately $12.0 million compared to 2000. Excluding $9.6 million of Total Strategic Initiative Related Costs, operating income decreased $2.4 million or 2.1% compared to the prior year. Operating income as a percentage of net sales for 2001, excluding the Total Strategic Initiative Related Costs, decreased slightly to 12.5% compared to 12.9% a year ago. The decreased operating income as a percentage of net sales is due to the increases in cost of sales mentioned earlier. The net of translating the Company's foreign denominated results with the impact of incurring manufacturing costs in currencies different than the selling currencies was not material in 2001.

Operating income in 2000 increased to $113.9 million compared to $108.4 million in 1999. Operating income as a percentage of net sales for 2000 decreased slightly to 12.9% compared to 13.0% in 1999. The decreased operating income percentage is primarily due to the increases in cost of sales mentioned earlier. This includes a negative effect of translating the Company's foreign denominated results into a stronger U.S. dollar relative to the same period in 1999. The net of this negative translation impact with the positive impact of incurring manufacturing costs in Euros and selling in currencies that gained strength against the Euro in 2000 was a negative impact of approximately $2 million.

Net Other Expenses

Net other expenses in 2001 decreased to $13.5 million from $16.0 million in 2000. The decrease is primarily related to the net of the following items:

- A net decrease in interest expense in excess of interest income ("Net Interest Expense"), of approximately $3.5 million, due primarily to decreased interest rates in both North America and Europe combined with decreasing debt levels.
- A reduction in equity in results of affiliates of nearly $800 due to start-up losses related to a joint venture created in 2000.

Net other expenses in 2000 increased to $16.0 million compared to $13.4 million in 1999 excluding the write-off purchased In Process Research & Development ("IPR&D"). The change was due primarily to an increase in Net Interest Expense, of approximately $4.2 million related to a full year of interest expense associated with the acquisitions completed in 1999, additional borrowings related to the Company's stock repurchase plan, and increased average interest rates.

Effective Tax Rate

The reported effective tax rate was 33.3% in 2001 compared to 34.0% in 2000. Excluding the impact of the after-tax Total Strategic Initiative Related Costs, the effective tax rate would have been 33.7% for 2001 compared to the 34.0% recorded in 2000. The decrease compared to the prior year reflects the benefits of reductions in certain European corporate income tax rates as well as the mix of where the Company's income was earned.

The effective income tax rate in 2000 decreased to 34.0% from 36.0% in 1999. This decrease is due primarily to the positive effect of reductions in European corporate tax rates on the Company's deferred income taxes in 2000.

Net Income

Net income as reported for the year 2001 decreased to $58.8 million compared to $64.7 million in 2000. Excluding the after-tax effect of Total Strategic Initiative Related Costs, net income remained relatively flat at $64.8 million in 2001 compared to $64.7 million in 2000.

Net income increased 4.3% to $64.7 million compared to $62.0 million excluding the write-up of IPR&D recorded in 1999. Net income as reported increased 10.2% to $64.7 million in 2000 compared to $58.7 million in 1999.

DISPENSING SYSTEMS SEGMENT

The Dispensing Systems segment is an aggregate of four of the Company's five business units. The Dispensing Systems segment sells primarily non-aerosol spray and lotion pumps, plastic dispensing and non-dispensing closures, and metered dose aerosol valves. These three products are sold to all of the markets served by the Company including the fragrance/cosmetic, personal care, pharmaceutical, household, and food/beverage markets.

Net sales in 2001 increased approximately 1% to $746.5 million compared to $742.6 million in 2000. Net sales in 2000 increased approximately 7% over 1999 sales of $697.1 million. Net sales of the segment's products to the pharmaceutical market grew moderately in 2001 compared to 2000, while sales to this market increased moderately from 1999 to 2000. Sales of this segment's products to the fragrance/cosmetic market increased moderately compared to 2000 and significantly over 1999 levels. Sales to the fragrance/cosmetic market were particularly strong in the first half of 2001 and decreased significantly in the fourth quarter. Sales of this segment's products to the personal care market decreased moderately over 2000, while they increased significantly in 2000 from 1999.

Segment EBIT (defined as earnings before net interest, corporate expenses, income taxes and unusual items), decreased approximately 3% to $119.8 million from $123.6 million in 2000. The decrease in EBIT is primarily related to the sharp decrease in sales to the fragrance/cosmetic market in the second half of the year, causing significant under utilization of fixed costs. Segment EBIT in 2000 increased approximately 6% compared to $116.3 million in 1999. The increase in EBIT in 2000 was primarily related to the significant increase in sales to the fragrance/cosmetic market in 2000 compared to 1999.

SEAQUISTPERFECT SEGMENT

SeaquistPerfect represents the Company's fifth business unit and sells primarily aerosol valves and accessories and certain non-aerosol spray and lotion pumps. These products are sold primarily to the personal care, household, and food/beverage markets.

Net sales in 2001 increased approximately 3% to $145.5 million compared to $140.9 million in 2000. The increase in sales in 2001 is due primarily to an increase in sales to the European personal care market. Sales in Europe of both aerosol valves and non-aerosol spray and lotion pumps increased nearly 6% over 2000 levels. Sales in North America decreased slightly, due primarily to decreased sales of non-aerosol spray and lotion pumps to the personal care market. Sales in 2000 increased approximately 3% compared to $137.2 million in 1999. The increase was due primarily to an increase in Europe of sales of non-aerosol spray and lotion pumps to the personal care market. Worldwide sales of aerosol valves remained flat compared to 1999.

Segment EBIT in 2001 increased approximately 16% to $5.8 million compared to $5.0 million in 2000, primarily due to the North American cost savings efforts and an aerosol valve price increase implemented in 2001. Segment EBIT in 2000 was up slightly compared to 1999. The slight increase in EBIT was primarily due to the increase in sales volumes.

MARKET RISKS

A significant number of the Company's operations are located outside of the United States. Because of this, movements in exchange rates may have a significant impact on the translation of the financial condition and results of operations of AptarGroup's foreign entities. The Company's primary foreign exchange exposure is to the Euro, but the Company also has foreign exchange exposure to South American and Asian currencies as well as the British pound. A strengthening U.S. dollar relative to foreign currencies has a dilutive translation effect on the Company's financial condition and results of operations. Conversely, a weakening U.S. dollar has an additive effect.

Additionally, in some cases, the Company sells products denominated in a currency different from the currency in which the related costs are incurred. Changes in exchange rates on such inter-country sales impact the Company's results of operations.

The Company manages its exposures to foreign exchange principally with forward exchange contracts to hedge certain firm purchase and sales commitments and intercompany cash transactions denominated in foreign currencies.

The table below provides information as of December 31, 2001, about the Company's forward currency exchange contracts. All the contracts expire before the end of the third quarter of 2002.

Buy/Sell	Contract Amount	Average Contractual Exchange Rate
Euro/U.S. Dollar	**$ 15,307**	**1.1166**
U.S. Dollar/Chinese Yuan	**1,738**	**.1208**
Euro/Japanese Yen	**982**	**.0092**
Euro/Brazilian Real	**936**	**.4409**
Euro/British Pound	**845**	**1.6023**
Hong Kong Dollar/Euro	**640**	**6.9620**
Total	**$ 20,448**	

As of December 31, 2001, the Company has recorded the fair value of foreign currency forward exchange contracts of $205 in accounts payable and accrued liabilities and $87 in *prepayments and other in the balance sheet.*

All forward exchange contracts outstanding as of December 31, 2000 had an aggregate contract amount of $23.4 million.

At December 31, 2001, the Company has fixed-to-variable interest rate swap agreements with a notional principal value of $50 million which require the Company to pay an average variable interest rate (which was 2.0% at December 31, 2001) and receive a fixed rate of 6.6%. The variable rates are adjusted semiannually based on London Interbank Offered Rates ("LIBOR"). Variations in market interest rates would produce changes in the Company's net income. If interest rates increase by 10%, net income related to the interest rate swap agreements would decrease by approximately $100 assuming a tax rate of 33%. As of December 31, 2001, the Company has recorded the fair value of derivative instrument assets of $3.8 million in miscellaneous other assets with an offsetting adjustment to debt related to the fixed-to-variable interest rate swap agreements. No gain or loss was recorded in the income statement in 2001 since there was no hedge ineffectiveness.

The Company currently has a wholly owned subsidiary located in Argentina. In 2001, the wholly owned subsidiary had net sales of approximately $8 million, approximately one half of which was sold outside of Argentina and invoiced in U.S. dollars. The subsidiary purchases certain components in either U.S. dollars or Euros, and finishes the products locally. At December 31, 2001, the subsidiary had approximately $400 of a net liability exposure denominated in either U.S. dollars or Euros that was revalued using a devalued Argentine Peso. This revaluation of the net liability position resulted in an unrealized foreign exchange loss reported in the results of operations of approximately $140. The Company expects business in Argentina to be disrupted during the current economic crisis, but any negative impact is not expected to be significant to the overall worldwide results of operations in 2002.

LIQUIDITY AND CAPITAL RESOURCES

Net cash generated from operating activities increased slightly to $127.9 million in 2001 compared to $127.8 million and $118.4 million in 2000 and 1999, respectively. In each of these years, cash flow from operations was primarily derived from earnings before depreciation and amortization. During 2001, the Company utilized the majority of such cash flows to finance capital expenditures, pay down existing debt obligations, repurchase Company stock, and pay dividends to shareholders. Cash and equivalents were $48.0 million at December 31, 2001 versus $55.6 million at December 31, 2000 and $32.4 million at December 31, 1999.

Working capital increased $16.4 million to $220.8 million at December 31, 2001 compared to $204.4 million and $191.3 million at December 31, 2000 and 1999, respectively. While accounts receivable and inventory balances decreased in 2001 from the prior year, short-term notes payable and accounts payable and accrued liabilities, in aggregate, decreased by a larger amount.

The Company used $90.5 million in cash for investing activities during 2001 compared to $97.7 million and $232.7 million during 2000 and 1999, respectively. The slight decrease in cash used for investing activities in 2001 was due to the fact that no new businesses were acquired in 2001 and no significant increases in equity investments and affiliates were made. The significant decrease in cash used for investing activities from 1999 to 2000 was due primarily to the Emsar acquisition of $144 million made in 1999. Capital expenditures

totaled $92.2 million in 2001 as the Company continued to invest in property, plant and equipment primarily for new products, capacity increases, product line extensions, and capital costs related to the Strategic Initiative, compared to $93.9 million and $88.6 million in 2000 and 1999, respectively. Cash outlays for capital expenditures for 2002 are estimated to be approximately $80 million. The Company estimates that approximately 35% of next year's capital will be spent on maintenance of the business.

During the third quarter of 2000, the Company contributed assets worth approximately $7.4 million and liabilities worth approximately $2.4 million into a joint venture to produce airless pump dispensing systems for the fragrance/cosmetic market. Prior to creating the joint venture, the Company had annual sales of approximately $15 million of airless dispensing systems that are now sold as part of the joint venture and are therefore not included in net sales. The impact on profitability in 2000 was not significant. The Company's share of the joint venture loss in 2001 was approximately $800. The results derived from the joint venture are shown in the income statement in equity as results of affiliates.

Net cash (used) provided by financing activities was ($42.0) million in 2001 compared to ($5.7) million and $124.1 million provided in 2000 and 1999, respectively. The net cash used by financing activities in 2001 was primarily due to the repayment of short-term and long-term debt as well as dividends paid to shareholders and the Company's stock repurchase program. The Company is authorized to repurchase a maximum of 3 million shares of the Company's outstanding common stock. As of December 31, 2001, 1.2 million shares have been repurchased for an aggregate amount of $29.9 million. 155 thousand shares were repurchased in 2001 for an aggregate amount of $5.0 million. The ratio of the Company's Net Debt (interest bearing debt less cash and cash equivalents) to Net Capital (stockholder's equity plus Net Debt) was 30.3% and 35.0% as of December 31, 2001 and 2000, respectively.

In May 1999, the Company entered into a $107 million twelve-year private debt placement agreement. The private placement is comprised of $107 million of 6.6% senior unsecured notes. The notes will be repaid in equal annual installments of $21.4 million beginning on May 30, 2007 and ending on May 30, 2011.

During the third quarter of 1999, the Company entered into interest rate swap agreements with two different banks for a notional amount of $25 million each or total of $50 million. The agreements swapped the 6.6% fixed interest rate on the private placement described above for variable floating rates equal to the six month LIBOR, less a spread ranging from 8.3 to 10.5 basis points. The amortization schedule for the swap agreements was designed to match the amortization of the underlying private placement.

The Company amended its multi-year, multi-currency unsecured revolving credit agreement in December of 2000 to increase maximum borrowings allowed from $75 million to $100 million. Under this credit agreement, interest on borrowing is payable at a rate equal to LIBOR plus an amount based on the financial condition of the Company. At December 31, 2001 the amount unused and available under this agreement was $24 million. The Company is required to pay a fee for the unused portion of the commitment. The agreement expires on June 30, 2004. The credit available under the revolving credit agreement provides management with the ability to refinance certain short-term debt obligations on a long-term basis. Since management has the ability and intent to do so, an additional $24 million of short-term debt obligations representing the unused and available amount under the credit agreement have been reclassified as long-term obligations as of December 31, 2001.

As mentioned in Note 9 - Lease Commitments, the Company leases certain warehouse, plant, and office facilities as well as certain equipment under noncancelable operating and capital leases expiring at various dates through the year 2018. Most of the operating leases contain renewal options and certain equipment leases include options to purchase during or at the end of the lease term. The Company has an option on one building lease to purchase the building during or at the end of the term of the lease at approximately the amount expended by the lessor for the purchase of the building and improvements. If the Company does not exercise the purchase option by the end of the lease, the Company may be required to pay an amount not to exceed $9.5 million.

The Company has obligations and commitments to make future payments under contracts such as debt and lease agreements, but otherwise has no off balance sheet arrangements. Below is a table of those future payments:

		Payments Due by Period				
Contractual Obligations	Total	2002	2003	2004	2005	Subsequent to 2005
Long-term Debt	**$218,572**	**$ 11,856**	**$ 5,912**	**$ 81,474**	**$ 7,119**	**$112,211**
Capital Lease Obligations	**12,214**	**1,889**	**1,676**	**2,045**	**1,320**	**5,284**
Operating Leases	**32,527**	**8,145**	**6,544**	**5,824**	**4,551**	**7,463**
Totals	**$263,313**	**$ 21,890**	**$ 14,132**	**$ 89,343**	**$ 12,990**	**$124,958**

The Company's foreign operations have historically met cash requirements with the use of internally generated cash or borrowings. Foreign subsidiaries have financing arrangements with several foreign banks to fund operations located outside the U.S., but all these lines are uncommitted. Cash generated by foreign operations has generally been reinvested locally. While management currently intends to reinvest such cash from foreign operations, the timing of the decision to transfer such cash to the U.S. in the future may be impacted to the extent management believes the transaction costs and taxes associated with such transfers are less than the expected benefits.

The Company believes it is in a strong financial position and has the financial resources to meet business requirements in the foreseeable future. The Company has historically used cash flow from operations as its primary source of liquidity. In the case that customer demand would decrease significantly for a prolonged period of time and negatively impact cash flow from operations, the Company would have the ability to restrict and significantly reduce capital expenditure levels which historically have been the most significant use of cash for the Company.

ADOPTION OF ACCOUNTING STANDARDS

In July 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 141, "Business Combinations" and SFAS No. 142, "Goodwill and Other Intangible Assets."

SFAS No. 141 requires companies to use the purchase method of accounting for all business combinations initiated after June 30, 2001 and eliminates the use of the pooling of interest method of accounting for business combinations. All of the Company's acquisitions to

date have been accounted for using the purchase method of accounting for business combinations. SFAS No. 141 also establishes criteria that must be used to determine whether acquired intangible assets should be recognized separately from goodwill in a Company's financial statements.

SFAS No. 142 details the method by which companies will account for goodwill and intangible assets after a business combination has been completed. This accounting standard eliminates the requirement that goodwill and indefinite lived intangible assets arising from a business combination be amortized and charged to expense over time. Instead, goodwill and indefinite lived intangible assets must be tested annually, or as circumstances dictate, for impairment. If the carrying value of indefinite lived intangible assets exceed their fair value, an impairment loss is recognized in an amount equal to that excess. If the carrying value of the related reporting unit exceeds its fair value, an impairment loss is recognized to the extent that the carrying value of reporting unit goodwill exceeds the "implied fair value" of reporting unit goodwill.

As required by SFAS No. 142, the Company will adopt this standard effective with the start of its new fiscal year beginning January 1, 2002. Before the issuance of its first quarter financial statements, the Company must complete an assessment of the categorization of its existing intangible assets and goodwill in accordance with the new criteria and report them appropriately. Intangible assets that have indefinite lives must be assessed for impairment in the first quarter of adoption. Intangible assets with finite lives will continue to be subject to amortization over their expected useful lives. Within six months of adoption, the Company must complete a valuation of each reporting unit's goodwill to determine if there has been any impairment. The Company has already performed an analysis of the fair value of its reporting units. The fair value of the reporting units exceeds the carrying values and therefore, no impairment of goodwill will be reported in the first quarter of 2002. The Company recorded amortization of goodwill of approximately $3.6 million per year on a pre-tax basis and $3.5 million on an after-tax basis in 2001.

In July 2001, the FASB issued SFAS No. 143 "Accounting for Asset Retirement Obligations." SFAS No. 143 addresses financial accounting and reporting for obligations associated for the retirement of tangible long-lived assets and the associated retirement costs. This statement is effective for financial statements issued for fiscal years beginning after June 15, 2002. The Company has performed a preliminary assessment and has determined that this standard will not have any immediate impact on the Company upon adoption.

In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." SFAS No. 144 addresses financial accounting and reporting for the impairment or disposal of long-lived assets. This statement is effective for financial statements issued for fiscal years beginning after December 15, 2001. The Company believes it is in compliance with the application of this statement today and does not foresee any impact upon adoption next year.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The preparation of the financial statements requires the Company to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. The Company continually evaluates its estimates, including those related to bad debts, inventories, intangible assets, income

taxes, pensions and contingencies. The Company bases its estimates on historical experience and on a variety of other assumptions believed to be reasonable in order to make judgments about the carrying values of assets and liabilities. Actual results may differ from these estimates under different assumptions or conditions.

The Company believes the following critical accounting policies affect its more significant judgments and estimates used in preparation of its consolidated financial statements.

The Company records an allowance for doubtful accounts for estimated losses from the inability of its customers to make required payments. If the financial condition of the Company's customers were to deteriorate, their ability to make payments may decrease and thus an additional allowance for doubtful accounts may be required.

The Company records a reserve for obsolete inventory. If actual market conditions are less favorable than management has estimated, additional reserves for obsolete inventory may be required.

The Company has recorded deferred tax assets for net operating loss carryforwards at certain of its foreign subsidiaries. The Company believes these net operating loss carryforwards will be utilized against future taxable income and thus no valuation allowance is required. If the expectation of future taxable income of these foreign subsidiaries declines, a valuation allowance may be required against the deferred tax assets and would be charged against income.

Although the Company currently does not anticipate an impairment charge in the first quarter of 2002 related to goodwill, this conclusion is based on fair market values of the Company's reporting units exceeding carrying values. Should the fair values of the reporting units decline in the future, an impairment charge may need to be recorded.

OUTLOOK

The Company anticipates a relatively slow beginning to the year 2002 compared to the start of 2001. However, based on discussion with customers and a variety of current projects in process, the Company expects business to gradually improve throughout 2002. The demand for the Company's fragrance/cosmetic and personal care products is expected to improve over the depressed levels in the fourth quarter of 2001. However, due to the strength of the business in the first quarter of 2001, it will be difficult to improve on last year's first quarter results. The positive trend for the Company's products sold to the pharmaceutical market that began in the second half of 2001 is expected to continue in 2002. The Company anticipates Core Sales for the first quarter to be below the prior year by approximately 3% to 6%, but gradually improving throughout the remainder of 2002. For the full year, the Company expects double digit earnings growth on a comparable basis over 2001.

Excluding Total Strategic Initiative Related Costs, the Company expects the effective tax rate for 2002 to be in the range of 33% to 34% compared to a rate of 32.7% for 2001 after adjusting for the elimination of goodwill amortization.

The Company experienced a slight decrease in the cost of raw materials in 2001, in particular, plastic resins and metal components. The Company does not anticipate any significant increases or decreases to the cost of its raw materials in 2002. Should raw materials increase or decrease dramatically in 2002, this could have an impact on the anticipated results for 2002.

The Strategic Initiative project is scheduled to be completed by the end of 2002. The Company is anticipating cost savings in 2002 of approximately $2 million. While the project is currently on schedule to be completed in 2002, it is estimated that every delay of one month in completing the project will equate to a lost savings opportunity of approximately $500 per month for each month the project is delayed.

Also in 2002, the Company's new U.S. pharmaceutical production facility is expected to begin production. The start up of this facility is dependent upon approvals to be received from the Company's pharmaceutical customers. A delay in receiving customer approvals to begin production in the new facility could result in additional overhead costs, due to the fact that the Company may be required to maintain some existing customer approved production at the old facility while supporting the start up of the new facility.

The Company uses specific plastic resin for certain of its pharmaceutical products. These specific resins need to be approved by the customers and by the Food and Drug Administration (FDA) in the United States when the customer is obtaining approval to market its product. Should these plastic resins become unavailable to purchase on the market, the Company could suffer a delay in shipping product to its pharmaceutical customers.

Due to the relatively high fixed cost nature of the Company's business, sudden significant decreases in business may have a significant impact on the Company's results of operations, as seen in the fourth quarter of 2001. The Company has difficulty, due to the fixed cost nature of its businesses, particularly in Europe, to reduce costs fast enough to offset the decline in business.

The Company in some cases sells products denominated in a currency different than the currency in which the respective costs are incurred. Changes in exchange rates on such inter-country sales impact the Company's results of operations.

FORWARD LOOKING STATEMENTS

This Management's Discussion and Analysis and certain other sections of this annual report contain forward-looking statements that involve a number of risks and uncertainties. Forward-looking statements are made pursuant to the safe harbor provisions of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934 and are based on management's beliefs as well as assumptions made by and information currently available to management. Accordingly, the Company's actual results may differ materially from those expressed or implied in such forward-looking statements due to known or unknown risks and uncertainties that exist in the Company's operations and business environment, including but not limited to direct or indirect consequences of acts of war or terrorism, government regulation including tax rate policies, competition and technological change, intellectual property rights, the failure by the Company to produce anticipated cost savings or improve productivity, the timing and magnitude of capital expenditures and acquisitions, currency exchange rates, interest rates, economic and market conditions in the United States, Europe and the rest of the world, changes in customer spending levels, the demand for existing and new products, the cost and availability of raw materials, the successful integration of the Company's acquisitions, and other risks associated with the Company's operations. Although the Company believes that its forward-looking statements are based on reasonable assumptions, there can be no assurance that actual results, performance or achievements will not differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements. Readers are cautioned not to place undue reliance on forward-looking statements.

Divisions and Subsidiaries

EMSAR, INC. / EMSAR S.P.A.
Emil Meshberg, Chief Executive Officer
Francesco Mascitelli, Direttore Generale
Rick Schofield, President
Stratford, Connecticut / Chieti, Italy

EMSAR BRASIL Ltda.
Sao Paulo, Brazil

EMSAR France SCA
Saint Germain-en-Laye, France

EMSAR GmbH
Düsseldorf, Germany

EMSAR S.A.
Buenos Aires, Argentina

EMSAR UK Ltd.
Hampshire, England

Emson Spraytech India Private Limited
Gokul Extension, Bangalore, India

Novares S.p.A.
Manoppello Scalo (PE), Italy

PT EMSAR Indonesia
Cikarang, Bekasi, Indonesia

ING. ERICH PFEIFFER GMBH
Hans-Josef Schütz, Geschaftsführer
Radolfzell and Eigeltingen, Germany

Caideil MP Teoranta
Tourmakeady, County Mayo, Ireland

P & S Japan Ltd.
Tokyo, Japan

Pfeiffer of America, Inc.
Princeton, New Jersey

Pfeiffer Vaporisateurs France S.a.r.L.
Paris, France

SEAQUIST CLOSURES L.L.C.
Eric Ruskoski, President
Mukwonago, Wisconsin

General Plastics S.A.
Poincy and Soliers, France

Global Precision, Inc.
Davie, Florida

Liquid Molding Systems, Inc.
Midland, Michigan

Seaquist-Löffler Kunststoffwerk GmbH
Freyung, Germany

Seaquist-Löffler Limited
Leeds, England

Seaquist-Löffler Kunststoffwerk SRO
Ckyne, Czech Republic

Seaquist de Mexico, S.A. de C.V.
El Marques, Querétaro, Mexico

SEAQUISTPERFECT DISPENSING L.L.C.
Patrick Doherty, President
Jacques Blanié, Executive Vice President
Cary, Illinois

SeaquistPerfect Dispensing France
Louveciennes and Verneuil Sur Avre, France

SeaquistPerfect Dispensing GmbH
Dortmund, Germany

SeaquistPerfect Dispensing U.K.
Bletchley-Milton Keynes, England

SeaquistPerfect Dispensing de Mexico, S.A. de C.V.
El Marques, Querétaro, Mexico

Somova S.r.L.
Milan, Italy

VALOIS S.A.S.
Olivier De Pous, Directeur Général,
Olivier Fourment, Directeur Général,
Le Neubourg, Le Vaudreuil,
Verneuil Sur Avre, Marly-le-Roi, France

Perfect-Valois U.K., Limited
Bletchley-Milton Keynes, England

Valois Deutschland GmbH
Düsseldorf, Germany

Valois Dispray S.A.
Mezzovico, Switzerland

Valois Espana, S.A.
Madrid, Spain

Valois India Private Limited
Bandra (E, Mumbai), India

Valois Ireland Limited
Ballinasloe, County Galway, Ireland

Valois Italiana S.r.L.
Milan, Italy

Valois of America, Inc.
Congers, New York

OTHER:

Aptar Suzhou Dispensing Systems Co., Ltd.
Suzhou, China

Graphocolor S.A.
Annecy, France

Microflow Engineering S.A.
Neuchâtel, Switzerland

Seaquist Canada Ltd.
Concord, Ontario, Canada

Seaquist-Valois Australia Pty. LTD.
Wetherill Park, Australia

Seaquist-Valois do Brasil Ltda.
Sao Paulo, Brazil

Seaquist-Valois Japan Inc.
Tokyo, Japan

Officers, Directors and Board Committees

OFFICERS

Carl A. Siebel
67, President and Chief Executive Officer

Peter H. Pfeiffer
53, Vice Chairman of the Board

Stephen J. Hagge
50, Executive Vice President, Chief Financial Officer and Secretary

Francois Boutan
59, Vice President Finance - Europe

Robert Kuhn
39, Vice President

Lawrence Lowrimore
57, Vice President - Human Resources

Emil Meshberg
54, Vice President

Ralph Poltermann
47, Vice President and Treasurer

BOARD OF DIRECTORS

Alain Chevassus
President of COSFIBEL (flexible plastic packaging); former President and Chief Executive Officer of Techpack International (a cosmetic packaging division of Pechiney S.A.)

Ralph Gruska
Retired; former Chairman and Chief Executive Officer of the Cosmetics and Dispensers Divisions of Cope Allman Packaging plc (packaging)

Leo A. Guthart
Executive Vice President, Home and Building Control, Honeywell; Managing Member of the General Partner of Topspin Partners. L. P. (venture capital investing); Chairman of the Board and a Director of Cylink Corporation (data encryption, wireless products); Director of the Acorn Investment Trust (an investment trustee) and Symbol Technologies, Inc. (bar code scanners, wireless equipment)

Prof. Dr. Robert W. Hacker
Retired Chief of Cardiac Surgery at the Heart and Vessel Clinic in Bad Neustadt, Germany

Stephen J. Hagge
Executive Vice President, Chief Financial Officer and Secretary

King W. Harris
Chairman of the Board; Chairman, Harris Holdings, Inc. (investment holding company); Chairman, Rehabilitation Institute of Chicago

Peter H. Pfeiffer
Vice Chairman of the Board

Carl A. Siebel
President and Chief Executive Officer

Dr. Joanne C. Smith
Senior Vice President, Corporate Strategy, Rehabilitation Institute of Chicago; Physician, Rehabilitation Institute of Chicago

BOARD COMMITTEES

Audit Committee:
Leo A. Guthart, Chairman
Ralph Gruska
Dr. Joanne C. Smith

Compensation Committee:
Leo A. Guthart, Chairman
Ralph Gruska
King W. Harris

Executive Committee:
King W. Harris, Chairman
Peter H. Pfeiffer
Carl A. Siebel

Nominating Committee:
King W. Harris
Peter H. Pfeiffer

Corporate Information

Corporate Office
475 West Terra Cotta Avenue, Suite E
Crystal Lake, Illinois 60014
815/477-0424

European Headquarters
AptarGroup S.A.S.
147, rue du Président Roosevelt,
B.P. 5232
78175 Saint Germain-en-Laye Cedex, France

Counsel
Sidley Austin Brown & Wood LLP
Bank One Plaza
10 South Dearborn Street
Chicago, Illinois 60603

Independent Public Accountants
PricewaterhouseCoopers LLP
1 North Wacker Drive
Chicago, Illinois 60606

Stock Exchange
AptarGroup common stock is traded on the New York Stock Exchange (symbol: ATR)

Form 10-K Report

You may view and print a copy of the AptarGroup, Inc. Form 10-K Report filed with the Securities and Exchange Commission by visiting www.aptargroup.com (Investor Relations) or you may receive a copy of the Report by writing to Mr. Stephen J. Hagge at the corporate office.

Annual Meeting

The Annual Meeting of Stockholders will be held May 8, 2002 at the offices of Sidley Austin Brown & Wood LLP, Bank One Plaza, 10 South Dearborn Street, Chicago, Illinois 60603.

Written questions or requests should be directed as follows:

Shareholder Inquiries/Address Changes/Consolidations

U.S. Shareholders: 1-800-851-9677
Foreign Shareholders: 01-201-329-8660
Mellon Investor Services, L.L.C.
P.O. Box 3315
South Hackensack, NJ 07606-1915

Lost Certificates, Certificate Replacement

Mellon Investor Services, L.L.C.
Estoppel Department
P.O. Box 3317
South Hackensack, NJ 07606

Certificate Transfers by Mail

Mellon Investor Services, L.L.C.
P.O. Box 3312
South Hackensack, NJ 07606
Note: It is recommended that all certificates be sent via registered mail.

Certificate Transfers by Hand Delivery

Mellon Investor Services, L.L.C.
120 Broadway, 13th Floor
New York, NY 10271

Websites

AptarGroup - http://www.aptargroup.com
Mellon - http://www.melloninvestor.com

CONCEPT AND DESIGN : SamataMason PHOTOGRAPHY : James LaBounty (Consumers & Employees), Dennis Ayuson (Products), Victor John Penner (Lifestyle), Sandro (Executive Portrait) PRINTING : H.MacDonald

the beginning never ends

AptarGroup

2001 Annual Report




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Those responsible for exceeding end consumer expectations, creating the most innovative products in our field and enabling the company to produce quality end results. The people who make it all happen. The men and women of AptarGroup. Intelligent, motivated. A global team with local priorities.

the end of the day